Exhibit 99.1

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

4 - COMMERCIAL NAME OF THE COMPANY
Aracruz Celulose S.A.

5 - PREVIOUS NAME OF THE COMPANY
Aracruz Celulose S.A.

6 - NIRE CODE

32000002018


01.02 - HEAD OFFICE
1 - FULL Address                               2 - District
Cam. Barra do riacho, s/n(0)- km 25             Barra do Riacho

3- Zip Code                           4- City                     5- State
   29.197-900                            Aracruz                     ES


6 - Area  Code   7-  Telephone     10 - Telex        11 -  FAX NO       15 - e-MAIL
027              3270 - 2442              -          3270 - 2590        http:/www.aracruz.com.br



01.03 - SHAREHOLDERS DEPARTMENT

1 - NAME                                       2 - position
    Jose Mauricio Werneck G. da Silva          Manager of Corporate Relations

3 - FULL Address                               4 - District
    Rua Lauro Muller, 116 -  40nd Floor            Botafogo

5 - Zip Code                      6 - City                    7 - State
22.290-160                        Rio de Janeiro               Rio de Janeiro


6 - Area  Code   7-  Telephone     10 - Telex        11 -  FAX NO       15 - e-MAIL
021              3820 - 8131              -          2541-7947          invest@aracruz.com.br


01.04 - DIRECTOR OF MARKET RELATIONS

1 - NAME
    Isac Roffe Zagury

2 - FULL Address                               3 - District
    Rua Lauro Muller, 116 -  40nd Floor            Botafogo

4 - Zip Code                       5 - City                    6 - State
22.290-160                           Rio de Janeiro               Rio de Janeiro

7 - Area  Code   8 -  Telephone    11 - Telex        12 -  FAX NO       16 - e-MAIL
  021              3820 - 8160              -            2541-7947      iz@aracruz.com.br


01.05 - REFERENCE / AUDITOR

1 - last fiscal year, BEGINNING                           2 - last fiscal year , ENDING
    01/01/2003                                                12/31/2003

3 - current fiscal year, BEGINNING                        4 - current fiscal year, ENDING
     01/01/2004                                               12/31/2004

5 - NAME  OF THE AUDITOR                                  6 - CVM CODE
    Deloitte Touche Tohmatsu Auditores Independentes          00385-9

7 - NAME OF THE TECHINICAL RESPONSIBLE                    8 - CPF N(0)
Celso de Almeida Moraes                                   680.686.898-34


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


01.06 - GENERAL INFORMATION

1 -  BRAZILIAN  STOCK  EXCHANGES  WHERE THE COMPANY IS   2 - MARKETS WHERE SECURITIES ARE TRADED
LISTED

          Sao Paulo Stock Exchange                           Stock Exchange
3 - SITUATION       4 - ACTIVITY CODE                                 5 - ACTIVITY OF THE COMPANY
    In Operation        1160100 - Pulp & Paper Industry                   Production of Bleached
                                                                      Eucalyptus Pulp


01.07 - STOCK CONTROL / SECURITIES ISSUED

1 - STOCK CONTROL                                        2 - SECURITIES ISSUED BY THE COMPANY
     Private, Brazilian                                      Shares and debenturies



01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS

1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE     2 - STOCKHOLDERS' MEETING TO APPROVE THE
FINANCIAL STATEMENTS                                     FINANCIAL STATEMENTS

                01/15/2004                                    04/30/2004
3 - ANNOUNCEMENT OF STOCKHOLDERS' MEETING TO APPROVE     4 - PUBLICATION OF FINANCIAL STATEMENTS
THE FINANCIAL STATEMENTS

                      04/14/2004                                              01/14/2004


01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION

1 - NAME                                                                            2 - STATE

      A  Gazeta                                                                          Espirito Santo
      Diario Oficial do Estado do Espirito Santo                                         Espirito Santo
      Gazeta Mercantil                                                                    Sao Paulo
      A Tribuna                                                                          Espirito Santo



01.10 - DIRECTOR OF MARKET RELATIONS

1 - DATE                                                  2 - SIGNATURE
05/28/2004                                                ( signed ) Isac Roffe Zagury


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


02.01.01 - BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY

1 - ITEM  2 - ADMINISTRATOR                     3 - CPF          4 - DATE    5 - TERM OF  6 -     8   -   ELECT
                                                                 OF           OFFICE      CODE    FOR
                                                                 ELECTION                         CONTROLLER


   01      Carlos Alberto Vieira                000.199.171-04   04/29/2004   04/30/2007    2          Yes

   02      Eliezer Batista da Silva             607.460.507-63   04/29/2004   04/30/2007    2          Yes

   03      Haakon Lorentzen                     667.258.797-72   04/29/2004   04/30/2007    2          Yes

   04      Luiz Aranha Correa do Lago           375.703.317-53   04/29/2004   04/30/2007    2          Yes

   05      Acyr Frederico H. Barbosa Pinto da   009.145.767-04   04/29/2004   04/30/2007    2          Yes
           Luz

   06      Ernane Galveas                       007.998.407-00   04/29/2004   04/30/2007    2          Yes

   07      Jose Roberto Ermirio de Moraes       029.080.178-81   04/29/2004   04/30/2007    2          Yes

   08      Leon Chant Dakessian                 940.235.908-78   04/29/2004   04/30/2007    2          Yes

   09      Nelson Koichi Shimada                042.170.338-50   04/29/2004   04/30/2007    2          Yes

   10      Sandra Meira Starling                132.083.066-87   04/29/2004   04/30/2007    2          Yes

   11      Isaac Sutton                         047.010.738-30   04/29/2004   04/30/2007    2          Yes

   12      Thomas de Mello e Souza              014.558.257-43   04/29/2004   04/30/2007    2          Yes

   13      Bernardo Parnes                      006.102.448-17   04/29/2004   04/30/2007    2          Yes

   14      Helge Pedersen                       579.566.930-04   04/29/2004   04/30/2007    2          Yes

   15      Carlos Jurgen Temke                  610.818.507-44   04/29/2004   04/30/2007    2          Yes

   16      Alex H. Haegler                      004.864.347-53   04/29/2004   04/30/2007    2          Yes

   17      Marcus Olyntho de Camargo Arruda     067.020.158-87   04/29/2004   04/30/2007    2          Yes

   18      Gilberto Lara Nogueira               386.364.768-87   04/29/2004   04/30/2007    2          Yes

   19      Alexandre D'Ambrosio                 042.170.338-50   04/29/2004   04/30/2007    2          Yes

   20      Fernando Roth Schimidt               000.955.675-34   04/29/2004   04/30/2007    2          Yes

   21      Carlos Augusto Lira Aguiar           032.209.829-72   07/24/2003   07/24/2006    1

   22      Walter Lidio Nunes                   151.624.270-04   07/24/2003   07/24/2006    1

   23      Joao Felipe Carsalade                468.913.667-04   07/24/2003   07/24/2006    1

   24      Isac Roffe Zagury                    261.319.197-04   07/24/2003   07/24/2006    1


Table Continued


1 - ITEM  2 - ADMINISTRATOR                     8 -           9 - FUNCTION
                                                POSITION/
                                                FUNCTION

   01      Carlos Alberto Vieira                     20       Chairman of Council of
                                                              Administration

   02      Eliezer Batista da Silva                  22       Council of Administration

   03      Haakon Lorentzen                          22       Council of Administration

   04      Luiz Aranha Correa do Lago                22       Council of Administration

   05      Acyr Frederico H. Barbosa Pinto da        22       Council of Administration
           Luz

   06      Ernane Galveas                            22       Council of Administration

   07      Jose Roberto Ermirio de Moraes            22       Council of Administration

   08      Leon Chant Dakessian                      22       Council of Administration

   09      Nelson Koichi Shimada                     22       Council of Administration

   10      Sandra Meira Starling                     22       Council of Administration

   11      Isaac Sutton                              23       Council of Administration
                                                              Substitute

   12      Thomas de Mello e Souza                   23       Council of Administration
                                                              Substitute

   13      Bernardo Parnes                           23       Council of Administration
                                                              Substitute

   14      Helge Pedersen                            23       Council of Administration
                                                              Substitute

   15      Carlos Jurgen Temke                       23       Council of Administration
                                                              Substitute

   16      Alex H. Haegler                           23       Council of Administration
                                                              Substitute

   17      Marcus Olyntho de Camargo Arruda          23       Council of Administration
                                                              Substitute

   18      Gilberto Lara Nogueira                    23       Council of Administration
                                                              Substitute

   19      Alexandre D'Ambrosio                      23       Council of Administration
                                                              Substitute

   20      Fernando Roth Schimidt                    23       Council of Administration
                                                              Substitute

   21      Carlos Augusto Lira Aguiar                10       Director President

   22      Walter Lidio Nunes                        19       Director of operations

   23      Joao Felipe Carsalade                     19       Commercial Director

   24      Isac Roffe Zagury                         12       Director of Market Relations


NOTE:
1 - BELONGS TO THE COMPANY ONLY
2 - BELONGS TO THE BOARD OF DIRECTORS ONLY

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

02.01.02 - CURRENT COMPOSITION OF THE FISCAL COUNCIL


1 - COUNCIL FISCAL INSTALLED     2 - PERMANENT
YES                              NO



3 - ITEM  4 - NAME                              5 - CPF          6 - DATE    7 - TERM OF
                                                                 OF           OFFICE
                                                                 ELECTION


   01      Wagner Braz                          881.756.858-91   04/29/2004   04/30/2005



   02      Fernando Octavio MArtins Alves       129.014.907-00   04/29/2004   04/30/2005



   03      Sheila Periard Henrique Silva        069.227.887-70   04/29/2004   04/30/2005



   04      Jorge Juliano de Oliveira            036.002.768-75   04/29/2004  04/30/2005



   05      Luiz Antonio Perdigao                067.419.168-49   04/29/2004   04/30/2005



   06      Luiz Coelho Repis                    090.957.567-34   04/29/2004   04/30/2005




3 - ITEM  4 - NAME                             8 -            9 - FUNCTION
                                               POSITION/
                                               FUNCTION


   01      Wagner Braz                              43        F.C. (Effective) Elect for the Majority
                                                              Stockholder


   02      Fernando Octavio MArtins Alves           44        F.C. (Effective) Elect for the Preferred
                                                              Stockholder


   03      Sheila Periard Henrique Silva            46        F.C. (Substitute) Elect for the Majority
                                                              Stockholder


   04      Jorge Juliano de Oliveira                47        F.C. (Substitute) Elect for the Preferred
                                                              Stockholder


   05      Luiz Antonio Perdigao                    45        F.C. (Effective) Elect for the Minority
                                                              Stockholder


   06      Luiz Coelho Repis                        48        F.C. (Substitute) Elect for the Minority
                                                              Stockholder

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER


MEMBERS OF COUNCIL OF ADMINISTRATION:

30.      CARLOS ALBERTO VIEIRA

Member of the Board of Directors of Aracruz Celulose S.A. since April 15, 1988. Was elected president of the Council of Administration on April 29, 2004. Also Chairman of Banco Safra S.A., Albatroz S.A., Safra Companhia de Arrendamento Mercantil S.A., Safra Leasing S.A. Arrendamento Mercantil, Agropecuaria Potrillo S.A., Pastoril Agropecuaria Couto Magalhaes S.A., Safra Holding S.A., and Safra Participacoes S.A. Also President of Banco Safra de Investimentos S.A. and a Director of Safra Seguradora S.A. Economist graduated from Pontificia Universidade Catolica de Sao Paulo. Born April 2, 1934.

31.      ELIEZER BATISTA DA SILVA

Member of the Board of Directors of Aracruz Celulose S.A. since June 28, 1996. He is also Chairman of Rio Doce International. In 1992, he served as the Brazilian Government's Secretary for Strategic Affaris. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also President of its Board of Officers. He was President of Mineracoes Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964.

32.      HAAKON LORENTZEN

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1991. Administrative and Data Processing Director of Lorentzen Empreendimentos S.A., Member of the Board of Directors and Director of Arapar S.A. and Lorentzen Empreendimentos S.A. Also Chairman of the Board of Directors of Companhia de Navegacao Norsul. Economist graduated from Pontificia Universidade Catolica do Rio de Janeiro and Harvard Business School (USA). Born August 23, 1954.

33.      LUIZ ARANHA CORREA DO LAGO

Member of the Board of Directors of Aracruz Celulose S.A. since APRIL , 1988. Director of Planning of Lorentzen Empreendimentos S.A., from Marco of 1988. Full teacher of the Department of Economy, of the Pontificia Catholic University of Rio de Janeiro, from Marco of 1979. Former-boss of the Center of Monetary Studies and of International Economy (CEMEI), IBRE, of the Fundacao Getulio Vargas (1981-1986). Former-director of the Area of Market of Capitals of the Central Bank of Brazil (1987-1988). Doctor in Economy, Ph.D, for the University of Harvard, Cambridge, Massachusetts. Born November 27, 1950.

34.      ACYR FREDERICO HORTA BARBOSA PINTO DA LUZ

Member of the Board of Directors of Aracruz Celulose S.A. since APRIL 29, 2003. He is also Lawyer in Rio de Janeiro. Electrical engineer for the Papal Catholic University of Rio de Janeiro, Course of Perfection in Economical Engineering for the National School of Engineering of the University of Brazil (current UFRJ), Bachelor in Law for the Universidade Candido Mendes. Date of Nascimento:
23/10/35.

35.      ERNANE GALVEAS

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1994. President, APEC (Economy Studies Development Association) Counsel; Economic Counselor for the Presidence of Confederacao Nacional do Comercio (National Confederation of Commerce), Member of the Technical Counsel for the National Confederation of Commerce, Member of the Counsel of the International Law and Economy Academy - Sao Paulo. Was Financial Director of the Merchant Navy Commission, Director of CACEX (External Commerce Fund), President of the Central Bank of Brazil, ABECEL - Brazilian Cellulose Exporters Association, Minister of the Treasury. Master in Economics graduated from Yale University, Connecticut, U.S.A.. Born December 10, 1922.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER


30.      JOSE ROBERTO ERMIRIO DE MORAES

Member of the Board of Directors of Aracruz Celulose S.A. since April 30, 2002. Also Chairman and President of Votorantim Celulose e Papel S.A., Director of Votocel Filmes Flexiveis LTda .. He was President of Votorantim Celulose e Papel S.A.until April 2002, Vice-President and Director of S.A Industry Votorantim and member of the Bord Executive of Directors of Votorantim Participacoes S.A.. Director of New HPI PArticipacoes Ltda. Engineer metallurgy graduated by University of Engineering of the Fundacao Armando Alvares Penteado and course of academical extension in engineering of the Production, for the Fundacao Vanzolini.

31.      LEON CHANT DAKESSIAN

Member of the Board of Directors of Aracruz Celulose S.A. since April 30, 2002. Also Director of the Planning Votorantim group. Graduate mechanical engineer for the Technological Institute of Aeronautics (ITA), with masters degree courses for the Fundacao Getulio VArgas Sao Paulo and for Sloan School of Management

32.      NELSON KOICHI SHIMADA

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2004. Also . Also Director of the Votorantim Financas S.A. . Formed in engineering of the Production for the University of Sao Paulo. Economist graduated from University of Administration of Sao Paulo . Born April 05, 1953.

33.      SANDRA MEIRA STARLING

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2003. Also Executive Secretary of department of Labor and Job since January of 2003. It was also Director of Research and Extension of the Papal Catholic University of MG, teacher of the Department of Sociology and Anthropology of University of Philosophy and humanities - UFMG and teacher of the Department of Private Right of University of Right of UFMG. Master's degree in Political Sciences for the Department of Political Sciences of the Federal University of Minas Gerais and Baccalaureate in Right for University of Right of the Federal University of Minas Gerais. Born April 16, 1944.

34.      ISAAC SUTTON

Member of the Board of Directors of Aracruz Celulose S.A. since 1996 and coordinator of the committee of audit of the company since 1997. Also Director of Safra Group since 1994. Also member of the Board of Directors of Telenordeste Celular and Telecelular Sul.. Economist graduated from University of Sao Paulo.

35.      THOMAS DE MELLO E SOUZA

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of JS Investments Ltd. Economist graduated from Clark University Massachussetts. Born September 25, 1970.

36.      BERNARDO PARNES

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of Cellcom Israel Ltd, President Director of JS Investiments Ltd, President of the Council of Ethical Norms of the Brazilian Association of Investment Banks, director of the chevra kadisha. Administrator of companies for the foundation Amando alvares Penteado, bachelor in right for the university of right of the university of Sao Paulo and graduated by the foundation Getulio Vargas, with concentration in economy and finances.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER

30.      HELGE PEDERSEN

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of Lorentzen Empreendimentos and Financial Director of the O Mustad & Son A.S. . Administrator of Companies for the University of Wiscousin. Born Ocotber 9, 1938.

31.      CARLOS JURGEN TEMKE

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/28/2003. Also member of the Board of Directors of Lorentzen Empreendimentos and councillor in the Companies of Technology and Information which the Lorentzen Group maintains investments. Graduate Engeneer at University Rio de Janeiro.

32.      ALEX HAEGLER

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of Lorentzen Empreendimentos, Cimentos Maua S.A. and Sika S.A.. President of Haegler S.A. Representative of Credit Suisse in Brazil. Director of the Community Action of Brazil. Economist graduated from University of HAvard. Bron April 30, 1933.

33.      MARCUS OLYNTHO DE CAMARGO ARRUDA

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/30/2002. Also member of the Board of Directors Votorantim Financas S.A. Director Vice-PResident of Bank Votorantim S.A. bachelor in right and Administrator of Companies for the Fundation GetulioVargas. Born April 13, 1946.

34.      GILBERTO LARA NOGUEIRA

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Director of organizational development of the Votorantim Participacoes, since November 2003. Before, corporate director for the polyamide division, at world level, headquartered in the head office of the company Rhodia S.A., in France. Mechanical engineer formed at the School of Engineering of Maua. Born February 25, 1949.

35.      ALEXANDRE D'AMBROSIO

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Director of organizational development of the Votorantim Participacoes, since June 2003. Graduate for University of Right of the University of Sao Paulo, Master in International Right for Havard University and in Right Compared by George Washington University. Member of the Order of the Lawyers of Brazil(OAB Sao PAulo), of the District of Columbia Bar (USA) and of the Court of International Trade (New York). Born August 1, 1962

36.      FERNANDO ROTH SCHMIDT

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Lawyer, graduate for University of Right of the University of Bahia, Academical teacher in University of Right of the University of Salvador, is now cabinet boss and International Assistant of the Special General office of Council of Economical and Social Development of the Presidency of the Republic. Born April 25, 1944

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER

MEMBERS OF CONSELHO FISCAL:

30.      WAGNER BRAZ

Member of Fiscal Council of Aracruz Celulose S.A. since 04/2000. it is also ,Elect Director and ratified, for the Central Bank of Brazil, of the Bank J. Safra S.A., since April 09, 1999. It is, also, Executive Superintendent of the Conglomerado Safra, answering for the areas of Accounting, Juridical Societario and Fiscal of the Banco Safra S/A, Safra Leasing S.A. Mercantile Leasing, Agropecuaria Potrillo S.A., Pastoral Farming Couto Magalhaes S.A., Distributing Harvest of Titles and Valores Mobiliarios Ltd., Harvest Broker of Values and Exchange Ltd., Safra Seguradora S.A. and too much integral companies of the Conglomerado Safra. Formed in accounting. Born: 17/12/1955.

31.      FERNANDO OCTAVIO MARTINS ALVES

Member of Fiscal Council of Aracruz Celulose S.A.. 16 years ago it is Managing Financial of the Grupo Lorentzen, in the companies: Arapar S.A., Lorenpar S.A., Lorentzen Empreendimentos S.A. and Norbrasa Empreendimentos S.A.. it was Managing of the Stock exchange of Rio de Janeiro, having been teacher of the Papal Catholic University (IAG-RJ) and of the Fundacao Getulio Vargas (CADEMP-RJ). it Studied the School of Engineering of UFF - it would Engineer Civil. Born in 07.11.44.

32.      SHEILA PERIARD HENRIQUE SILVA

Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. Economist with master's degree in Industrial Economy for the Federal University of Rio de Janeiro. It acts in Grupo Harvest's Holding since 1997. Previous experiences:
Brasilpar Financial Services, Alcatel Telecomunicacoes, Pepsi-Cola International, I Support Brascan. Born: 22/08/63

30.      JORGE JULIANO DE OLIVEIRA

Member of the Committee of Auditing of Aracruz Celulose S.A. is also Substitute ,of the Fiscal Committee of Aracruz. Corporate manager of Auditing Interns of the Votorantim Participacoes S.A. Bacharel in Accounting Sciences for the University Sao Judas Tadeu, with professional registration in Regional Council of Accounting of Sao Paulo under no. 1SP-154.766/O-3. Born: 11/11/1963.

31.      LUIZ ANTONIO PERDIGAO

Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2003, married, Electric Engineer for EESC/USP, Assistant in Quantitative Methods for UnB-DF, Doctor in Economy for EPGE/FGV - Rio, Consultant Economical, Financial and of Computer science, specialized in analysis and development of projects, of costs and of computer systems, retired employee of the Bank of Brazil, where he/she worked for 26 years acting, among other, in the following areas/cargos: Analysis of Projects (GERFI/GEPRO); System and Analysis of Costs (COFIN); System and Elaboration of Budgets (CONOR); Management of the Financial Area (BB-BI); Financial Director of the Cobra Computadores; Consultantship to the Presidency (COTEC); Director Gerente of BAMB - Brasilian American Merchant Bank; and Attached Manager of the Agencies of Porto and Lisbon (Portugal). Titular Fiscal Counselor of Cia. Iguacu of Soluble Coffee, of abril/2001 the abril/2003. he/she Works now as consultant of FGV Projetos - Rio. Born:25/02/1951.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER

30.      LUIZ COELHO REPIS

Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. he/she is also consultant of the company Collects Technology from July of 2001. It was auditor of Brasil S.A.'S Bank in the period of July from 1994 to April of 2001, where it accomplished auditings in the agencies of the Bank of Brazil of Los Angeles, San Francisco, New York, Paris, Vienna, London and in the offices of Washington and BB Securities in London. Formed in Accounting Cicencias by Faculdade Moraes Junior, with MBA in Fianancas for IBMEC, Auditing for USP - FIPECAFI - SP, Specialization in External Trade, Auditing and International Relationships for the FROM CEFOR - BB, in Finances - derivative market - for BMF-RJ, Finance-income Fastens - for the Auditing - Finance market and Languages for the University of Cambridge - BEC2. Other formation courses in Right - Relationships Juridical-negotiate for DESED CEFOR-BB, Finances - Administration of Liquidity in Banks for ANDIMA-RJ and Bail-administration of Risk of the Instituicoes Fianceiras for FEBRABAN-SP.

MEMBERS OF THE MANAGEMENT:

31.      CARLOS AUGUSTO LIRA AGUIAR.

Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer of the Company since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with the operations department of the Company.

32.      WALTER LIDIO NUNES

Chief Officer of Aracruz Celulose S.A. since MaY 27, 1998. Since 1977 has held various managerial positions with's the industrial area. He is graduate Engeneer at PUC University Rio Grande do Sul. also he is Specializzed in managment. Born October 1st, 1948.

33.      JOAO FELIPE CARSALADE

Chief Commercial Officer of Aracruz Celulose S.A. since September 6, 1993. graduated in Commercial Department of Aracruz Celulose S.A.. He was General Manager of Sales before his nomination to be Chief Commercial Officer. Business Administration, Political Sciences School, Rio de Janeiro. Born September14, 1945.

30.      ISAC ROFFE ZAGURY

Financial director of Aracruz Celulose S.A since 06/06/2003. it Occupied several executive functions in BNDES since 1979, Director in 2000 and Vice Presidente in 2002. In 1999, it was attached secretary of National Treasury. Economist with master's degree for the Papal Catholic University of Rio de Janeiro. Born: June 03, 1951.

                                      * * *

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

 03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL

1 - BASE EVENT               2 - DATE OF EVENT          3 - INDIVIDUALS & CORPORATIONS   4 - INSTITUCIONAL INVESTORS
   AGO/E                     04/29/2004                              3,794                           402

5 - SHAREHOLDERS' AGREEMENT      6 - PREFERRED VOTING STOCK
            Yes                            No

7 - CUMULATIVE PREFERRED SHARES                              8 - DATES FROM THE LAST AGREEMENT OF SHAREHOLDERS
                                                                 02/05/2003

 STOCKS IN CIRCULATION IN THE MARKET
COMMON STOCK                                                 PREFERRED STOCK

9 -AMOUNT (UNIT)               10 - PERCENTAGE               11 -AMOUNT (UNIT)             12 - PERCENTAGE
   15,402.967                        3.38                            445,795,146               77.24

TOTAL

13 -AMOUNT (UNIT)             14 - PERCENTAGE
     461,198,113                 44.67



03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM 2 - NAME                 3 - TAXPAYER     4 -          5 - STATE   COMMON STOCK      PREFERRED STOCK
                                  NO./CPF          NATIONALITY             6 - QU'TY   7 - %  8 - QU'TY   9 - %
                                                                             (000)              (000)

  01     Newark Financial Inc.            -        B.V. Islands     -       127,507  28.00           -      -

  02     Arainvest Participacoes  06.139.408/0001-25 Brazilian     SP       127,507  28.00
         S.A.


  03     Arapar S.A.              29.282.803/0001-68 Brazilian     RJ       127,494  28.00           -      -

  04     BNDES Participacoes  S.A.00.383.281/0001-09 Brazilian     RJ        56,881  12.49      44,162   7,65

  05     Lorentzen                33.107.533/0001-26 Brazilian     RJ            12   0.00
         Empreendimentos

  97     Treasuary Stock                  -              -          -           483   0.11       1,378   0.24

  98     Others                           -              -          -        15,507   3.40     531,623  92.11


  99     Total                                                              455,391  100.00    577,163  100.00

Table Continued

1 - ITEM 2 - NAME                    TOTAL SHARES    12 - DATE OF      13 - PARTICIPATES IN THE         14 -
                                   10 - QU'TY  11-%       CAPITAL           AGREEMENT                    Stockholder
                                     (000)                COMPOSITION       OF SHAREHOLDERS

  01     Newark Financial Inc.       127,507  12.35        04/30/2004              Yes                 Yes

  02     Arainvest Participacoes     127,507  12.35        04/30/2004              Yes                 Yes
         S.A.
                                     127,494  12.35        04/30/2004              Yes                 Yes

  03     Arapar S.A.                 101,043   9.78        04/30/2004              Yes                 Yes

  04     BNDES Participacoes  S.A.        12   0.00        04/30/2004              Yes                 Yes

  05     Lorentzen                     1,861   0.18
         Empreendimentos

  97     Treasuary Stock             547,130  52.99

  98     Others                    1,032,554  100.00

  99     Total


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------



03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES
DOWN TO INDIVIDUAL LEVEL

1 - ITEM                02  - Name of THE holding company/ investor                                             2 - DATE OF CAPITAL
                                                                                                                    COMPOSITION
01                    Newark Financial Inc.                                                                         04/30/2004

1 - ITEM   2 - NAME                             3 - TAXPAYER NO.      4 - NATIONALITY  5 - STATE


    0101    VCP Exportadora e Participacoes S.a.  04.200.577-0001/27      Brazilian        SP

    0199    Total

Table Continued

1 - ITEM   2 - NAME                                    COMMON STOCK              PREFERRED STOCK             TOTAL SHARES
                                                  6 - QU'TY       7 - %       8 - QU'TY       9 - %      10 - QU'TY      11 - %

    0101    VCP Exportadora e Participacoes S.a.       50,000      100.00                                      50,000    100.00

    0199    Total                                      50,000      100,00                                      50,000    100,00


1 - ITEM      02  - Name of THE holding company/ investor
0101          VCP Exportadora e Participacoes S.a

1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         4 - NATIONALITY


  010101        VCP Votorantim Celulose e Papel S.A.   60.643.228-0001/21        Brazilian

  010199        Total

Table Continued

      2 - DATE OF CAPITAL COMPOSITION
      04/30/2004

 1 - ITEM      2 - NAME                              5 - STATE      COMMON STOCK         PREFERRED STOCK         TOTAL SHARES
                                                                 6 - QU'TY    7 - %   8 - QU'TY      9 - %  10 - QU'TY     11 - %

   010101        VCP Votorantim Celulose e Papel S.A.    SP     70,200,100    100.00                        70,200,100      100.00

   010199        Total                                          70,200,100    100,00                        70,200,100      100,00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM      02  - Name of THE holding company/ investor
010101        Votorantim Celulose e Papel S.A.

1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         4 -           5 - STATE
                                                                             NATIONALITY

  01010101      Votocel Filmes Flexiveis Ltda          61.397.246/0001-33      Brazilian      SP

  01010102      Nova HPI Participacoes                 65.785.669/0001-81      Brazilian      SP

  01010103      Acoes em Condominio

  01010105      Outros

  01010106      Acoes em Tesouraria

  01010104      BNDES Participacoes S.A. - BNDESPAR    00.383.281/0001-09      Brazilian      RJ

  01010199      Total

Table Continued


1 - ITEM      2 - NAME                                                                            2 - DATE OF CAPITAL COMPOSITION
                                                                                                  04/30/2004

  01010101      Votocel Filmes Flexiveis Ltda             COMMON STOCK             PREFERRED STOCK             TOTAL SHARES
                                                       6 - QU'TY      7 - %      8 - QU'TY      9 - %      10 - QU'TY     11 - %
  01010102      Nova HPI Participacoes
                                                    18,804,569,388     88.95               0      0.00  18,804,569,388     49.07
  01010103      Acoes em Condominio
                                                     2,335,920,930     11.05               0      0.00   2,335,920,930      6.10
  01010105      Outros
                                                                 3      0.00               0      0.00               3      0.00
  01010106      Acoes em Tesouraria
                                                                 0      0.00  15,705,338,445     91.40  15,705,338,445     40,98
  01010104      BNDES Participacoes S.A. - BNDESPAR
                                                                 0      0.00       1,579,996      0.01       1,579,996      0.00
  01010199      Total
                                                                 0      0.00   1,475,290,791      8.59   1,475,290,791      3.85

                                                    21,140,490,321   100.000  17,182,209,232    100.00  38,322,699,553    100,00




1 - ITEM       02  - Name of THE holding company/ investor
01010101       Votocel Filmes Flexiveis Ltda

1 - ITEM       2 - NAME                             3 - TAXPAYER NO.         4 -           5 - STATE
                                                                             NATIONALITY

0101010101       Votorqantim Participacoes S.A.        61.082.582/0001-97      Brazilian      SP

0101001102       Hejoassu Administracao Ltda           61.194.148/0001-07      Brazilian      SP

0101010199       Total

Table Continued

1 - ITEM       2 - NAME                                                                         2 - DATE OF CAPITAL COMPOSITION
                                                                                                04/30/2004

                                                        COMMON STOCK             PREFERRED STOCK             TOTAL SHARES

0101010101       Votorqantim Participacoes S.A.
                                                     6 - QU'TY      7 - %      8 - QU'TY      9 - %      10 - QU'TY     11 - %
0101001102       Hejoassu Administracao Ltda
                                                       5,018,348    100.00                                 5,018,348    100.00
0101010199       Total
                                                               1      0.00                                         1      0.00

                                                       5,018,349    100.00                                 5,018,349    100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM          02  - Name of THE holding company/ investor
0101010101        Votorantim Participacoes S.A.

1 - ITEM          2 - NAME                                3 - TAXPAYER NO.   4 -           5 - STATE      COMMON STOCK
                                                                             NATIONALITY               6 - QU'TY      7 - %

010101010101        Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian      SP     4,039,553,777     98.16

010101010102        Jose Ermirio de Moraes Filho-Espolio    039.682.948-15     Brazilian      SP        19,026,623      0.46

010101010103        Antonio Ermirio de Moraes               004.806.578-15     Brazilian      SP        19,026,623      0.46

010101010104        Ermirio Pereira de Moraes               499.217.118-49     Brazilian      RJ        19,026,623      0.46

010101010105        Maria Helena Moraes Scripillitti        174.502.828-52     Brazilian      SP        19,026,623      0.46

010101010199        Total                                                                            4,115,660,269    100.00


Table Continued

                                                                                         2 - DATE OF CAPITAL COMPOSITION
                                                                                         04/30/2004

1 - ITEM          2 - NAME                                    PREFERRED STOCK             TOTAL SHARES
                                                            8 - QU'TY      9 - %      10 - QU'TY     11 - %

010101010101        Hejoassu Administracao Ltda                                     4,039,553,777     98.16

010101010102        Jose Ermirio de Moraes Filho-Espolio                               19,026,623      0.46

010101010103        Antonio Ermirio de Moraes                                          19,026,623      0.46

010101010104        Ermirio Pereira de Moraes                                          19,026,623      0.46

010101010105        Maria Helena Moraes Scripillitti                                   19,026,623      0.46

010101010199        Total                                                           4,115,660,269    100,00



1 - ITEM          02  - Name of THE holding company/ investor
0101010103          Hejoassu Administracao Ltda

1 - ITEM          2 - NAME                                3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %

010101010301        Jose Ermirio de Moraes Filho - Espolio  039.682.948-15     Brazilian      SP            400,000     25.00

010101010302        AEM Participacoes S.A.                05.062.403/0001-89   Brazilian      SP            400,000     25.00

010101010303        ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP            400,000     25.00

010101010304        MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      RJ            400,000     25.00

010101010399        Total                                                      Brazilian      SP          1,600,000    100.00

Table Continued

1 - ITEM          2 - NAME                                                   2 - DATE OF CAPITAL COMPOSITION
                                                                             04/30/2004

                                                              PREFERRED STOCK             TOTAL SHARES
010101010301        Jose Ermirio de Moraes Filho - Espolio
                                                            8 - QU'TY      9 - %      10 - QU'TY     11 - %
010101010302        AEM Participacoes S.A.
                                                                                          400,000     25.00
010101010303        ERMAN Participacoes S.A.
                                                                                          400,000     25.00
010101010304        MRC Participacoes S.A.
                                                                                          400,000     25.00
010101010399        Total
                                                                                          400,000     25.00

                                                                                        1,600,000    100.00

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM          02  - Name of THE holding company/ investor
010101010302      AEM Participacoes S.A.

1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY                  6 - QU'TY      7 - %

01010101030201      Antonio Ermirio de Moraes                                  Brazilian      SP                  1      0.00

01010101030202      Antonio Ermirio de Moras Filho                             Brazilian      SP         76.081.011     11.12

01010101030203      Carlos Ermirio de Moraes                                   Brazilian      SP         76.081.011     11.11

01010101030204      Mario Ermirio de Moraes                                    Brazilian      SP         76.081.011     11.11

01010101030205      Luiz Ermirio de Moraes                                     Brazilian      SP         76.081.011     11.11

01010101030206      Rubens Ermirio de Moraes                                   Brazilian      SP         76.081.011     11.11

01010101030207      Rosa Helena Costa de Moraes Macedo                         Brazilian      SP         76.081.011     11.11

01010101030208      Vera Regina Costa Moraes                                   Brazilian      SP         76.081.011     11.11

01010101030209      Maria Lucia Costa Moraes Menezes                           Brazilian      SP         76.081.011     11.11

01010101030210      Maria Regina Ermirio de Moraes Waib                        Brazilian      SP         76.081.011     11.11

01010101030211      JEMFParticipacoes S.A                 05.062.394/0001-26   Brazilian      SP               0,00      0.00

01010101030212      ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP               0,00      0.00

01010101030213      MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      SP               0,00      0.00

01010101030299      Total                                                                               684,729,100    100.00


Table Continued


                                                                           2 - DATE OF CAPITAL COMPOSITION
                                                                           04/30/2004

1 - ITEM            2 - NAME                                 PREFERRED STOCK             TOTAL SHARES


                                                           8 - QU'TY      9 - %      10 - QU'TY     11 - %

01010101030201      Antonio Ermirio de Moraes                     0,00      0.00               1      0.00

01010101030202      Antonio Ermirio de Moras Filho                0,00      0.00      76.081.011     11.12

01010101030203      Carlos Ermirio de Moraes                      0,00      0.00      76.081.011     11.11

01010101030204      Mario Ermirio de Moraes                       0,00      0.00      76.081.011     11.11

01010101030205      Luiz Ermirio de Moraes                        0,00      0.00      76.081.011     11.11

01010101030206      Rubens Ermirio de Moraes                      0,00      0.00      76.081.011     11.11

01010101030207      Rosa Helena Costa de Moraes Macedo            0,00      0.00      76.081.011     11.11

01010101030208      Vera Regina Costa Moraes                      0,00      0.00      76.081.011     11.11

01010101030209      Maria Lucia Costa Moraes Menezes              0,00      0.00      76.081.011     11.11

01010101030210      Maria Regina Ermirio de Moraes Waib           0,00      0.00      76.081.011     11.11

01010101030211      JEMFParticipacoes S.A                          300     33.33             300      0.00

01010101030212      ERMAN Participacoes S.A.                       300     33.33             300      0.00

01010101030213      MRC Participacoes S.A.                         300     33.34             300      0.00

01010101030299      Total                                          900    100.00     684,730,000    100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

1 - ITEM          02  - Name of THE holding company/ investor
01010101031       JEMF Participacoes S.A.

1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY    6 - QU'TY      7 - %      8 - QU'TY

01010101031101      Jose Ermirio de Moraes Neto                                Brazilian      SP              3,500     33.33

01010101031102      Jose Roberto Ermirio de Moraes                             Brazilian      SP              3,500     33.34

01010101031103      Neide Helena  de Moraes                                    Brazilian      SP              3,500     33.33

01010101031104      AEMParticipacoes S.A                  05.062.403/0001-89   Brazilian      SP               0,00      0.00

01010101031105      ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP               0,00      0.00

01010101031106      MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      SP               0,00      0.00

01010101031199      Total                                                                                    10,500    100.00


Table Continued

                                                                                      2 - DATE OF CAPITAL COMPOSITION
                                                                                      04/30/2004

1 - ITEM            2 - NAME                              PREFERRED STOCK             TOTAL SHARES
                                                           9 - %      10 - QU'TY     11 - %

01010101031101      Jose Ermirio de Moraes Neto                                         3,500     33.30

01010101031102      Jose Roberto Ermirio de Moraes                                      3,500     33.30

01010101031103      Neide Helena  de Moraes                                             3,500     33.30

01010101031104      AEMParticipacoes S.A                          4     33.33               4      0.04

01010101031105      ERMAN Participacoes S.A.                      4     33.33               4      0.03

01010101031106      MRC Participacoes S.A.                        4     33.34               4      0.03

01010101031199      Total                                        12    100.00          10,512    100.00



1 - ITEM          02  - Name of THE holding company/ investor
010101010303      ERMAN Participacoes S.A.

1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY    6 - QU'TY      7 - %      8 - QU'TY

01010101030301      Ermirio Pereira de Moraes                                  Brazilian      SP         97,818,448     14.29

01010101030302      Ricardo  Ermirio de Moraes                                 Brazilian      SP         97,818,442     14.29

01010101030303      Fabio  Ermirio de Moraes                                   Brazilian      SP         97,818,442     14.29

01010101030304      Marcos Ermirio de Moraes                                                  SP         97,818,442     14.29

01010101030305      Claudio Ermirio de Moraes                                                 SP         97,818,442     14.29

01010101030306      Lucinana de Moraes Ulhoa Rodrigues                                        SP         97,818,442     14.28

01010101030307      Ana Paula de Oliveira Moraes                                              SP         97,818,442     14.28

01010101030308      JEMF Participacoes S.A                05.062.394/0001-26   Brazilian      SP               0,00      0.00

01010101030309      AEM Participacoes S.A                 05.062.403/0001-89   Brazilian      SP               0,00      0.00

01010101030310      MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      SP               0,00      0.00

01010101030399      Total                                                                               684,729,100    100.00


Table Continued

                                                                                      2 - DATE OF CAPITAL COMPOSITION
                                                                                      04/30/2004

1 - ITEM            2 - NAME                                PREFERRED STOCK             TOTAL SHARES
                                                             9 - %      10 - QU'TY     11 - %

01010101030301      Ermirio Pereira de Moraes                    0,00      0.00      97,818,448     14.29

01010101030302      Ricardo  Ermirio de Moraes                   0,00      0.00      97,818,442     14.29

01010101030303      Fabio  Ermirio de Moraes                     0,00      0.00      97,818,442     14.29

01010101030304      Marcos Ermirio de Moraes                     0,00      0.00      97,818,442     14.29

01010101030305      Claudio Ermirio de Moraes                    0,00      0.00      97,818,442     14.29

01010101030306      Lucinana de Moraes Ulhoa Rodrigues           0,00      0.00      97,818,442     14.28

01010101030307      Ana Paula de Oliveira Moraes                 0,00      0.00      97,818,442     14.28

01010101030308      JEMF Participacoes S.A                        300     33.33             300      0.00

01010101030309      AEM Participacoes S.A                         300     33.33             300      0.00

01010101030310      MRC Participacoes S.A.                        300     33.34             300      0.00

01010101030399      Total                                         900    100.00     684,730,000    100.00

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


1 - ITEM          02  - Name of THE holding company/ investor
010101010304      MRC Participacoes S.A.

1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY    6 - QU'TY      7 - %      8 - QU'TY

01010101030401      Clovis Ermirio de Moraes Scripilliti                       Brazilian      SP        171,182,275     25.00

01010101030402      Carlos Eduardo de Moraes Scripilliti                       Brazilian      SP        171,182,275     25.00

01010101030403      Regina Helena Scripilliti  Veloso                          Brazilian      SP        171,182,275     25.00

01010101030404      Maria Helena de Moraes S. Noschese                         Brazilian      SP        171,182,275     25.00

01010101030405      JEMF Participacoes S.A                05.062.394/0001-26   Brazilian      SP               0,00      0.00

01010101030406      AEM Participacoes S.A                 05.062.403/0001-89   Brazilian      SP               0,00      0.00

01010101030407      ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP               0,00      0.00

01010101030499      Total                                                                               684,729,100    100.00


Table Continued


                                                                                      2 - DATE OF CAPITAL COMPOSITION
                                                                                      04/30/2004


1 - ITEM            2 - NAME                               PREFERRED STOCK             TOTAL SHARES
                                                            9 - %      10 - QU'TY     11 - %

01010101030401      Clovis Ermirio de Moraes Scripilliti        0,00      0.00     171,182,275     25.00

01010101030402      Carlos Eduardo de Moraes Scripilliti        0,00      0.00     171,182,275     25.00

01010101030403      Regina Helena Scripilliti  Veloso           0,00      0.00     171,182,275     25.00

01010101030404      Maria Helena de Moraes S. Noschese          0,00      0.00     171,182,275     25.00

01010101030405      JEMF Participacoes S.A                       300     33.33             300      0.00

01010101030406      AEM Participacoes S.A                        300     33.33             300      0.00

01010101030407      ERMAN Participacoes S.A.                     300     33.34             300      0.00

01010101030499      Total                                        900    100.00     684,730,000    100.00



1 - ITEM          02  - Name of THE holding company/ investor
01010102          Nova HPI Participacoes Ltda

1 - ITEM          2 - NAME                                3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY    6 - QU'TY      7 - %      8 - QU'TY

0101010201          Votorantim participacoes S.A.         61.082.582/0001-97   Brazilian      SP          7,212,408    100.00

0101010202          Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian      SP                  1      0.00

0101010299          Total                                                      Brazilian      SP          7,212,409    100.00

Table Continued

                                                                   2 - DATE OF CAPITAL COMPOSITION
                                                                   04/30/2004

1 - ITEM          2 - NAME                                 PREFERRED STOCK             TOTAL SHARES
                                                            9 - %      10 - QU'TY     11 - %

0101010201          Votorantim participacoes S.A.                                    7,212,408    100.00

0101010202          Hejoassu Administracao Ltda                                              1      0.00

0101010299          Total                                                            7,212,409    100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES
DOWN TO INDIVIDUAL LEVEL


1 - ITEM          02  - Name of THE holding company/ investor
0101010201          Votorantim PArticipacoes S.A.

1 - ITEM          2 - NAME                                3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY    6 - QU'TY      7 - %      8 - QU'TY

010101020101        Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian      SP      4,039,553,777     98.16

010101020102        Jose Ermirio de Moraes Filho - Espolio  039.682.948-15     Brazilian      SP         19,026,623      0.46

010101020103        Antonio Ermirio de Moraes               004.806.578-15     Brazilian      SP         19,026,623      0.46

010101020104        Ermirio Pereira de Moraes               499.217.118-49     Brazilian      SP         19,026,623      0.46

010101020105        Maria Helena Moras Scripilliti          174.502.828-52     Brazilian      SP         19,026,623      0.46

010101020199        Total                                                                               4,15,60,269    100.00


Table Continued

                                                                   2 - DATE OF CAPITAL COMPOSITION
                                                                   04/30/2004

1 - ITEM          2 - NAME                                 PREFERRED STOCK             TOTAL SHARES
                                                            9 - %      10 - QU'TY     11 - %

010101020101        Hejoassu Administracao Ltda                                  4,039,553,777     98.16

010101020102        Jose Ermirio de Moraes Filho - Espolio                          19,026,623      0.46

010101020103        Antonio Ermirio de Moraes                                       19,026,623      0.46

010101020104        Ermirio Pereira de Moraes                                       19,026,623      0.46

010101020105        Maria Helena Moras Scripilliti                                  19,026,623      0.46

010101020199        Total                                                          4,15,60,269    100.00



1 - ITEM                02  - Name of THE holding company/ investor

  02                    Arainvest Participacoes S.A.

1 - ITEM     2 - NAME                     3 - TAXPAYER NO.         4 - NATIONALITY     5 - STATE         COMMON STOCK
                                                                                                    6 - QU'TY       7 - %

      0201    Joseph Yacoub Safra              006.062.278-49           Brazilian          SP            39,999       49.99

      0202     Moise Yacoub Safra              006.062.198-20           Brazilian          SP            39,999       49.99

      0203     Others                                 -                     -              -                  2        0.02

      0299    Total                                                                                      80,000      100.00


Table Continued

                                                                     2 - DATE OF CAPITAL
                                                                     COMPOSITION
                                                                     04/30/2004

1 - ITEM     2 - NAME                          PREFERRED STOCK             TOTAL SHARES
                                            8 - QU'TY       9 - %      10 - QU'TY      11 - %

      0201    Joseph Yacoub Safra                 9,996      49.98           49,995     49.99

      0202     Moise Yacoub Safra                 9,996      49.98           49,995     49.99

      0203     Others                                 8       0.04               10      0.02

      0299    Total                              20,000     100.00          100,000    100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES
DOWN TO INDIVIDUAL LEVEL

1 - ITEM                   02  - Name of THE holding company/ investor
  03                       Arapar S.A.

1 - ITEM      2 - NAME                         3 - TAXPAYER NO.              4 - NATIONALITY          5 - STATE

  0301          Lorenpar S.A.                        29.302.148/0001-62              Brazilian            RJ
  0302          ESL Empreendimentos                  06.088.097/0001-12              Brazilian            RJ
  0399          Total


Table Continued

                                                                                              2 - DATE OF CAPITAL COMPOSITION
                                                                                              04/30/2004

1 - ITEM      2 - NAME                      COMMON STOCK                   PREFERRED STOCK        TOTAL SHARES
                                       6 - QU'TY         7 - %         8 - QU'TY         9 - %        10 - QU'TY        11 - %
  0301          Lorenpar S.A.           747,051,991         80.00                 -            -        747,051,991        80.00
  0302          ESL Empreendimentos     186,762,998         20.00                 -            -        186,762,998        20.00
  0399          Total                  933,814,989        100.00             -                 -       933,814,989        100.00



1 - ITEM        02  - Name of THE holding company/ investor
0301            Lorenpar S.A.

1 - ITEM        2 - NAME                                     3 - TAXPAYER NO.            4 - NATIONALITY      5 - STATE

  030101          Fort James International Holdings Ltd.                  -                    American            -
  030102          Vitoria Participacoes S.A.                      68.622.505/0001-21           Brazilian          RJ-
  030103          Lorentzen Empreendimentos S.A.                  33.107.533/0001-26           Brazilian          RJ
  030104          Others                                                  -                        -               -
  030105          ESL Empreendimentos                             06.088.097/0001-12           Brazilian          RJ
  030199          Total


Table Continued

                                                                                            2 - DATE OF CAPITAL COMPOSITION
                                                                                            04302004

1 - ITEM        2 - NAME                                        COMMON STOCK           PREFERRED STOCK             TOTAL SHARES
                                                           6 - QU'TY       7 - %    8 - QU'TY       9 - %    10 - QU'TY    11 - %
  030101          Fort James International Holdings Ltd.    20,292,993        2.72   38,655,960        5.18    58,948,953      3.95
  030102          Vitoria Participacoes S.A.                70,087,746        9.40   70,087,746        9.40   140,175,492      9.40
  030103          Lorentzen Empreendimentos S.A.           498,297,043       66.84  335,068,563       44.95   833,365,606     55.89
  030104          Others                                    26,002,496        3.49   52,506,089        7.05    78,508,585      5.28
  030105          ESL Empreendimentos                      130,802,258       17.55  249,164,178       33.42   379,966,436     25.48
  030199          Total                                    745,482,536      100.00  745,482,536      100.00 1,490,965,072    100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


1 - ITEM        02  - Name of THE holding company/ investor
030101          Fort James International Holdings Ltd

1 - ITEM        2 - NAME                              2 - TAXPAYER NO.   3 - NATIONALITY   4 - STATE 5 - COMMON STOCK
                                                                                                         6 - QU'TY        7 - %
     03010101     Fort James Corporation                          -             American       -               1,000        88.81
     03010102     Fort James Operating Company                    -             American       -                 126        11.19
     03010199     Total                                                                                        1,126       100,00

Table Continued

                                                                                            2 - DATE OF CAPITAL COMPOSITION
                                                                                            04/30/2004

1 - ITEM        2 - NAME                            6 - PREFERRED STOCK           7 - TOTAL SHARES
                                                        8 - QU'TY        9 - %        10 - QU'TY        %
     03010101     Fort James Corporation                          -            -             1,000       88.81
     03010102     Fort James Operating Company                    -            -               126       11.19
     03010199     Total                                    -                   -             1,126      100,00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM        02  - Name of THE holding company/ investor
030102          Vitoria Participacoes S.A.


1 - ITEM        2 - NAME                   2 - TAXPAYER NO.   3 - NATIONALITY       4 - STATE 5 - COMMON STOCK
                                                                                              6 - QU'TY        7 - %
     03010201   DnB Invest Holdings A/S                                 Norwegian                188,644,371        99.99
     03010202   Outros                                                                                 5,000         0.01
     03010299   Total                                                                            188,649,371       100,00

Table Continued

                                                                                2 - DATE OF CAPITAL COMPOSITION
                                                                                04/30/2004

1 - ITEM        2 - NAME                    6 - PREFERRED STOCK           7 - TOTAL SHARES
                                            8 - QU'TY        9 - %        10 - QU'TY        %
     03010201   DnB Invest Holdings A/S                                       188,644,371       99.99
     03010202   Outros                                                              5,000        0.01
     03010299   Total                                    -            -       188,649,371      100,00




1 - ITEM         02  - Name of THE holding company/ investor
03010201         DnB Invest Holdings A/S

1 - ITEM        2 - NAME                     2 - TAXPAYER NO.    3 - NATIONALITY       4 - STATE 5 - COMMON STOCK
                                                                                                 6 - QU'TY        7 - %
     03010201   Den Norske Bank ASA                                        Norwegian                    200,000       100.00
     03010299   Total                                                                                   200,000       100.00

Table Continued

                                                                                2 - DATE OF CAPITAL COMPOSITION
                                                                                04/30/2004

1 - ITEM        2 - NAME                      6 - PREFERRED STOCK           7 - TOTAL SHARES
                                              8 - QU'TY        9 - %        10 - QU'TY        %
     03010201   Den Norske Bank ASA                                                 200,000      100.00
     03010299   Total                                                               200,000      100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM        02  - Name of THE holding company/ investor
030103           Lorentzen Empreendimentos S.A.

1 - ITEM        2 - NAME                        3 - TAXPAYER NO./CPF       4 - NATIONALITY       5 - STATE 6 - COMMON STOCK
                                                                                                           6 - QU'TY        7 - %
     03010301   Norbrasa Empreendimentos S.A.    30.927.925/0001-43             Brazilian        RJ       39,069,001        42.57
     03010302   Oivind Harald Lorentzen              691.392.537-91        North-American         -        9,674,206        10.54
     03010303   Vertex Participacoes S.A.        31.135.387/0001-17             Brazilian        RJ       14,785,714        16.11
     03010304   Brasvest Holding S.A.                             -           Luxemburger         -        4,921,097         5.36
     03010305   Den Norske Bank                                   -             Norwegian         -             0,00         0.00
     03010306   Per Arne Estate                                   -        North-American         -        2,506,222         2,73
     03010307   Others                                            -                     -         -        3,837,843         4,19
     03010308   Erling Sven Lorentzen                021.948.307-82             Norwegian         -        7,807,917         8.50
     03010309   Nebra Participacoes Ltdaq        04.418.550/0001-86             Brazilian        SP        9,178,630        10.00
     03010399   Total                                                                                     91,780,630       100.00

Table Continued

                                                                                2 - DATE OF CAPITAL COMPOSITION
                                                                                04/30/2004

1 - ITEM        2 - NAME                         7 - PREFERRED STOCK           8 - TOTAL SHARES
                                                 8 - QU'TY        9 - %        10 - QU'TY        %
     03010301   Norbrasa Empreendimentos S.A.              0,00         0.00        39,069,001       16.56
     03010302   Oivind Harald Lorentzen               4.461,078         3.09        14,135,284        5,99
     03010303   Vertex Participacoes S.A.            20,843,598        14.46        35,629,312       15.10
     03010304   Brasvest Holding S.A.                24,702,697        17.13        29,623,794       12.56
     03010305   Den Norske Bank                      47.813,984        33.17        47.813,984       20.26
     03010306   Per Arne Estate                      16,612,193        11,52        19,118,415        8,10
     03010307   Others                               26,003,911        18,04        29,841,754       12,65
     03010308   Erling Sven Lorentzen                      0,00         0.00         7,807,917        3.31
     03010309   Nebra Participacoes Ltdaq             3,732,352         2.59        12,910,982        5.47
     03010399   Total                               144,169,813       100.00       235,950,443      100.00





1 - ITEM           02  - Name of THE holding company/ investor
03010301           Norbrasa Empreendimentos S.A.

1 - ITEM          2 - NAME                     2 - TAXPAYER NO./CPF  3 - NATIONALITY    4 - STATE5 - COMMON STOCK
                                                                                                 6 - QU'TY        7 - %
     0301030101   Erling Sven Lorentzen            021.948.307-82        Norwegian     -       72,317,677        97,24
     0301030103   Other                                         -                -     -        2,055,210         2,76
     0301030199   Total                                                                        74,372,887       100.00

Table Continued

                                                  2 - DATE OF CAPITAL COMPOSITION
                                                  04/30/2004

1 - ITEM          2 - NAME                      6 - PREFERRED STOCK           7 - TOTAL SHARES
                                                8 - QU'TY        9 - %       10 - QU'TY        %
     0301030101   Erling Sven Lorentzen                -           -        72,317,677       97,24
     0301030103   Other                                -           -         2,055,210        2,76
     0301030199   Total                                -           -        74,372,887      100.00



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM           02  - Name of THE holding company/ investor
03010304           Vertex Participacoes S.A.


1 - ITEM          2 - NAME                   2 - TAXPAYER NO./CPF   3 - NATIONALITY       4 - STATE 5 - COMMON STOCK
                                                                                                    6 - QU'TY        7 - %
     0301030401   DnB Invest Holdings A/S                                     Norwegian         -      188,644,371       99.99
     0301030402   Outros                                                                                     5,000        0.01
     0301030499   Total                                                                                188,649,371      100.00

Table Continued

                                               2 - DATE OF CAPITAL COMPOSITION
                                               04/30/2004

1 - ITEM          2 - NAME                   6 - PREFERRED STOCK           7 - TOTAL SHARES
                                             8 - QU'TY         9 - %       10 - QU'TY        %
     0301030401   DnB Invest Holdings A/S                  -           -       188,644,371       99.99
     0301030402   Outros                                   -           -             5,000        0.01
     0301030499   Total                                    -           -       188,649,371      100.00



1 - ITEM           02  - Name of THE holding company/ investor
03010305           Bravest Holding S.A.

1 - ITEM          2 - NAME             2 - TAXPAYER NO./CPF   3 - NATIONALITY       4 - STATE 5 - COMMON STOCK
                                                                                              6 - QU'TY        7 - %
     0301030501   Harald Ragnar Lie                                     Norwegian         -        1,230,275       25.00
     0301030502   Ole Ragnar Lie                                        Norwegian                  1,230,275       25.00
     0301030503   Einar Ragnar Lie                                      Norwegian                  1,230,274       25.00
     0301030504   Oivind Ragnar Lie                                     Norwegian                  1,230,274       25.00
     0301030599   Total                                                                            4,921,098      100.00

Table Continued

                                                2 - DATE OF CAPITAL COMPOSITION
                                                04/30/2004

1 - ITEM          2 - NAME             6 - PREFERRED STOCK           7 - TOTAL SHARES
                                       8 - QU'TY         9 - %       10 - QU'TY        %
     0301030501   Harald Ragnar Lie          6,175,674       25.00         7,405,949       25.00
     0301030502   Ole Ragnar Lie             6,175,674       25.00         7,405,949       25.00
     0301030503   Einar Ragnar Lie           6,175,674       25.00         7,405,948       25.00
     0301030504   Oivind Ragnar Lie          6,175,674       25.00         7,405,948       25.00
     0301030599   Total                     24,702,696      100.00        29,623,794      100.00



1 - ITEM           02  - Name of THE holding company/ investor
03010311           Nebra Participacoes Ltda


1 - ITEM          2 - NAME                      2 - TAXPAYER NO./CPF  3 - NATIONALITY       4 - STATE 5 - COMMON STOCK
                                                                                                      6 - QU'TY        7 - %
     0301031101   New Era Development Co. Ltd                                    Bermudas         -       10,586,189       99.99
     0301031102   Outros                                                                                         100        0.01
     0301031199   Total                                                                                   10,586,289      100.00


                                             2 - DATE OF CAPITAL COMPOSITION
                                             04/30/2004


1 - ITEM          2 - NAME                      6 - PREFERRED STOCK           7 - TOTAL SHARES
                                                8 - QU'TY         9 - %       10 - QU'TY        %
     0301031101   New Era Development Co. Ltd                 -           -        10,586,189       99.99
     0301031102   Outros                                      -           -               100        0.01
     0301031199   Total                                       -           -        10,586,289      100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM     02  - Name of THE holding company/ investor
030105       ESL  Empreendimentos S.A.

1 - ITEM     2 - NAME                                   2 - TAXPAYER NO./CPF     3 - NATIONALITY 4 - STATE 5 - COMMON STOCK
                                                                                                           6 - QU'TY        7 - %
03010501     Nobrasa Empreendimentos S.A..                    30.927.925/0001-43 Brazilian            RJ       25,500,000     51.00
03010502     Sao Teofilo Repres. Participacoes Ltda           03.214.652/0001-17 Brazilian                     24,500,000     49.00
03010599     Total                                                                                             50,000,000    100.00

Table Continued

                                                      2 - DATE OF CAPITAL COMPOSITION
                                                      04/30/2004


1 - ITEM     2 - NAME                                   6 - PREFERRED STOCK           7 - TOTAL SHARES
                                                        8 - QU'TY         9 - %       10 - QU'TY        %
03010501     Nobrasa Empreendimentos S.A..                 20,300,000       40.60        45,800,000       45.80
03010502     Sao Teofilo Repres. Participacoes Ltda        29,700,000       59.40        54,200,000       54.20
03010599     Total                                         50,000,000     100.000       100,000,000      100.00



1 - ITEM     02  - Name of THE holding company/ investor
03010502     Sao Teofilo Representacoes e Participacoes Ltda

1 - ITEM     2 - NAME                 2 - TAXPAYER NO./CPF       3 - NATIONALITY 4 - STATE 5 - COMMON STOCK
                                                                                           6 - QU'TY        7 - %
0301050201   Caminho Editorial Ltda         54.089.495/0001-04   Brazilian                     73,118,965       50.00
0301050202   Icatu Holding S.A.             02.316.471/0001-39   Brazilian                     26,809,875       18.33
0301050203   Nalbra S LLC                   06.205.788/0001-59   Americana                     46,309,090       31.67
0301050204   Outros                                                                                 1,000        0.00
0301050299   Total                                                                            146,238,930      100.00

Table Continued

                                                                     2 - DATE OF CAPITAL COMPOSITION
                                                                     04/30/2004

1 - ITEM     2 - NAME                 6 - PREFERRED STOCK      7 - TOTAL SHARES
                                      8 - QU'TY         9 - %  10 - QU'TY        %
0301050201   Caminho Editorial Ltda                                 73,118,964       50.00
0301050202   Icatu Holding S.A.                                     26,809,875       18.33
0301050203   Nalbra S LLC                                           46,309,090       31.67
0301050204   Outros                                                      1,000        0.00
0301050299   Total                                                 146,238,930      100.00



1 - ITEM     02  - Name of THE holding company/ investor
0301050201   Caminho Editorial Ltda

1 - ITEM       2 - NAME                                 2 - TAXPAYER NO./CPF    3 - NATIONALITY  4 - STATE 5 - COMMON STOCK
                                                                                                           6 - QU'TY        7 - %
030105020101   Brasil Warrant Adm. Bens Empresas Ltda      33.744.277/0001-88   Brazilian                      74,893,210     96.21

Table Continued

                                                    2 - DATE OF CAPITAL COMPOSITION
                                                    04/30/2004

1 - ITEM       2 - NAME                                 6 - PREFERRED STOCK           7 - TOTAL SHARES
                                                        8 - QU'TY        9 - %        10 - QU'TY       %
030105020101   Brasil Warrant Adm. Bens Empresas Ltda                                  74,893,210       96.21


                                       23

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------



030105020102         Outros                                                                                     2,947,900      3.79
030105020199         Total                                                                                     77,841,110    100.00

Table Continued

030105020102         Outros                                                                   2,947,900        3.79
030105020199         Total                                                                   77,841,110      100.00




03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM             02  - Name of THE holding company/ investor
030105020101         Brasil Warrant Adm. Bens Empresas Ltda

1 - ITEM           2 - NAME                            2 - TAXPAYER NO./CPF  3 - NATIONALITY 4 - STATE 5 - COMMON STOCK
                                                                                                       6 - QU'TY        7 - %
03010502010101     Fernando Roberto Moreira Salles          002.938.068-53   Brazilian                            180        75.00
03010502010102     Joao Moreira Salles                      667.197.397-00   Brazilian                             60        25.00
03010502010199     Total                                                                                          240       100.00

Table Continued

                                                        2 - DATE OF CAPITAL COMPOSITION
                                                        04/30/2004

1 - ITEM           2 - NAME                            6 - PREFERRED STOCK           7 - TOTAL SHARES
                                                       8 - QU'TY        9 - %        10 - QU'TY       %
03010502010101     Fernando Roberto Moreira Salles                180        75.00              360       75.00
03010502010102     Joao Moreira Salles                             60        25.00              120       25.00
03010502010199     Total                                          240                           480      100.00





1 - ITEM           02  - Name of THE holding company/ investor
0301050202         Icatu Holding S.A.

1 - ITEM        2 - NAME                                       2 - TAXPAYER NO./CPF  3 - NATIONALITY4 - STATE 5 - COMMON STOCK
                                                                                                              6 - QU'TY       7 - %
030105020201    Sylvia Maria da Gloria de Mello Franco Nabuco       958.202.647-20   Brazilian                 226,000       44.84
030105020202    Maria do Carmo Nabuco de Almeida Braga              487.269.157-15   Brazilian                  38,000        7.54
030105020203    Luis Antonio de Almeida Braga                       533.519.087-68   Brazilian                  38,000        7.54
030105020204    Lucia Nabuco de Almeida Braga Rebello               733.363.007-20   Brazilian                  38,000        7.54
030105020205    Sylvia Nabuco de Almeida Braga                      786.276.997-04   Brazilian                  38,000        7.54
030105020206    Santa Luzia Comercial e Participacoes Ltda      36.163.277/0001-82   Brazilian                 126,000       25.00
030105020299    Total                                                                                          504,000      100.00

Table Continued

                                                                  2 - DATE OF CAPITAL COMPOSITION
                                                                  04/30/2004

1 - ITEM        2 - NAME                                          6 - PREFERRED STOCK           7 - TOTAL SHARES
                                                                  8 - QU'TY         9 - %       10 - QU'TY        %
030105020201    Sylvia Maria da Gloria de Mello Franco Nabuco                                           226,000       44.84
030105020202    Maria do Carmo Nabuco de Almeida Braga                                                   38,000        7.54
030105020203    Luis Antonio de Almeida Braga                                                            38,000        7.54
030105020204    Lucia Nabuco de Almeida Braga Rebello                                                    38,000        7.54
030105020205    Sylvia Nabuco de Almeida Braga                                                           38,000        7.54
030105020206    Santa Luzia Comercial e Participacoes Ltda                                              126,000       25.00
030105020299    Total                                                                                   504,000      100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES
DOWN TO INDIVIDUAL LEVEL


1 - ITEM             02  - Name of THE holding company/ investor
030105020206         Santa Luzia Comercial e Participacoes Ltda

1 - ITEM           2 - NAME                            2 - TAXPAYER NO./CPF  3 - NATIONALITY 4 - STATE 5 - COMMON STOCK
                                                                                                       6 - QU'TY        7 - %
03010502020601     Daniel Valente Dantas                    063.917.105-20   Brazilian                     14,833,646        99.00
03010502020602     Veronica Valente Dantas Rodenburg        262.853.205-00   Brazilian                        149,835         1.00
03010502020699     Total                                                                                   14,983,481       100.00

Table Continued

                                                         2 - DATE OF CAPITAL COMPOSITION
                                                         04/30/2004


1 - ITEM           2 - NAME                             6 - PREFERRED STOCK           7 - TOTAL SHARES
                                                        8 - QU'TY        9 - %        10 - QU'TY       %
03010502020601     Daniel Valente Dantas                                                  14,833,646       99.00
03010502020602     Veronica Valente Dantas Rodenburg                                         149,835        1.00
03010502020699     Total                                                                  14,983,481      100.00



1 - ITEM       02  - Name of THE holding company/ investor
0301050203     Nalbra S LLC

1 - ITEM           2 - NAME       2 - TAXPAYER NO./CPF  3 - NATIONALITY 4 - STATE 5 - COMMON STOCK              6 - PREFERRED STOCK
                                                                                  6 - QU'TY        7 - %        8 - QU'TY     9 - %
030105020301       Nalbra Inc.                          Bahamas                        9,012,000       100.00
030105020399       Total                                                               9,012,000       100.00

Table Continued

                                                     2 - DATE OF CAPITAL COMPOSITION
                                                     04/30/2004

1 - ITEM           2 - NAME                  7 - TOTAL SHARES
                                             10 - QU'TY       %
030105020301       Nalbra Inc.                    9,012,000      100.00
030105020399       Total                          9,012,000      100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM        02  - Name of THE holding company/ investor
04              BNDES Participacoes S.A.

1 - ITEM        2 - NAME                                  2 - TAXPAYER NO./CPF   3 - NATIONALITY       4 - STATE 5 - COMMON STOCK
                                                                                                                 6 - QU'TY   7 - %
         0401   Banco Nac. Desenvol. Econ. Social - BNDES                                  Brazilian        DF     1      100.00
         0499   Total                                                                                              1      100.00

Table Contiued

                                          2 - DATE OF CAPITAL COMPOSITION
                                          04/30/2004

1 - ITEM        2 - NAME                                  6 - PREFERRED STOCK           7 - TOTAL SHARES
                                                          8 - QU'TY         9 - %       10 - QU'TY        %
         0401   Banco Nac. Desenvol. Econ. Social - BNDES               -           -                 1      100.00
         0499   Total                                                   -           -                 1      100.00





1 - ITEM        02  - Name of THE holding company/ investor
0401            Banco Nac. Desenvol. Econ. Social - BNDES

1 - ITEM        2 - NAME       2 - TAXPAYER NO./CPF   3 - NATIONALITY     4 - STATE 5 - COMMON STOCK
                                                                                    6 - QU'TY           7 - %
       040101   Uniao Federal                                 Brazilian        DF       6,273,711,452       100.00
       040199   Total                                                                   6,273,711,452       100.00

Table Continued
                                                       2 - DATE OF CAPITAL COMPOSITION
                                                       04/30/2004

1 - ITEM        2 - NAME       6 - PREFERRED STOCK           7 - TOTAL SHARES
                               8 - QU'TY         9 - %       10 - QU'TY               %
       040101   Uniao Federal                -           -            6,273,711,452      100.00
       040199   Total                        -           -            6,273,711,452      100.00



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


04.01 - BREAKDOWN OF THE PAID IN CAPITAL


1 - DATE OF LAST CHANGE :   04/30/1997

2 -ITEM      3 - TYPE OF SHARE                     5 - PAR VALUE     6 - NUMBER OF SHARES     7 - SUBSCRIBED      8 - PAID-UP
                                                                             (000)              (R$ `000)          (R$ `000)

01           Commom - Nominative Stock           NONE                              455,391             817,899          817,899

03           Class A Preferred - Nominative      NONE                              539,079              68,402           68,402
             Stock

04           Class B Preferred - Nominative      NONE                               38,084             968,206          968,206
             Stock

99           Total                                                               1,032,554           1,854,507        1,854,507


04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

   1 -ITEM         2 - DATE            3 - PAID-IN CAPITAL                       CHANGES IN THE PAID-IN CAPITAL
                                            (R$ 000)                  4 - AMOUNT (R$ 000)                  6 - NOTES
01             04/30/1997                              1,854,507                           489       CAPITAL RESERVES


04.04 - AUTHORIZED CAPITAL

              1 - NUMBER OF SHARES (000)                            2 - AMOUNT (R$ `000)                       2 - DATE
                      1,077,920                                           2,450,000                            04/30/1997

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


05.01 - TREASURY STOCK



   1 - ITEM   2 - TYPE      3 - CLSS      3- MEETING      4 - ACQUIS'N  PERIOD     6 - TO BE  BUY-BACK
                                                                                           (000)

   01         COMMON                      10/17/2002      01/17/2003                            1.115.933

   02         PREFERRED     A             10/17/2002      01/17/2003                              259.216

   03         PREFERRED     B             10/17/2002      01/17/2003                           43.197.491

Table Continued


   1 - ITEM   2 - TYPE       7 - AMOUNT TO BE          8 - N(0).  ALREADY            9- AMOUNT ALREADY
                             DISBURSED   (R$ 000)      BOUGHT-BACK   (000)             DISBURSED (R$ 000)

   01         COMMON                                0                           0                            0

   02         PREFERRED                             0                           0                            0

   03         PREFERRED                             0                    1.374.00                    7.942.859



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM        2 - TYPE          APPROVAL OF DISTRIBUTION        5 - END OF           6 - NET PROFIT      7 - AMOUNT PER
                                                                 FISCAL   YEAR        (R$ 000)            SHARE    (R$ )
                                  3 - MEETING    4 - DATE
01             DIVIDENDS         AGO / E           04/30/2002        12/31/2001                  199,440          0,1651698383
02             DIVIDENDS         AGO / E           04/30/2002        12/31/2001                  199,440          0,1816868221
03             DIVIDENDS         AGO / E           04/30/2002        12/31/2001                  199,440          0,1816868221
04             DIVIDENDS         AGO / E           04/29/2003        12/31/2002                   60,516          0,2894486463
05             DIVIDENDS         AGO / E           04/29/2003        12/31/2002                   60,516          0,3183935110
06             DIVIDENDS         AGO / E           04/29/2003        12/31/2002                   60,516          0,3183935110
07             DIVIDENDS         AGO / E           04/29/2004        12/31/2003                  878,434          0,3307997904
08             DIVIDENDS         AGO / E           04/29/2004        12/31/2003                  878,434          0,3638797694
09             DIVIDENDS         AGO / E           04/29/2004        12/31/2003                  878,434          0,3638797694

Table Continued


1 -ITEM        2 - TYPE         8 - TYPE  OF SHARE      9 - CLASS      10 - AMOUNT           11 - BEGINNING  OF
                                                                       TOTAL   (R$ 000)      THE    PAYMENT

01             DIVIDENDS        COMMON                                               75,137         05/13/2002
02             DIVIDENDS        PREFERRED                     A                       7,348         05/13/2002
03             DIVIDENDS        PREFERRED                     B                      97,515         05/13/2002
04             DIVIDENDS        COMMON                                              131,672         05/15/2003
05             DIVIDENDS        PREFERRED                     A                      12,839         05/15/2003
06             DIVIDENDS        PREFERRED                     B                     170,489         05/15/2003
07             DIVIDENDS        COMMON                                              150,483         05/14/2004
08             DIVIDENDS        PREFERRED                     A                      13,861         05/14/2004
09             DIVIDENDS        PREFERRED                     B                     195,656         05/14/2004


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


06.03 - STATUTORY DISPOSITION OF CAPITAL

1 - ITEM    2 - TYPE  3 - SHARE  4 - CAPITAL 5 - CONVERTIBLE   6 - CONVERTS  7 - VOTING   8 -       9 - PRIORITY IN
            OF SHARE  CLASS            %                             IN        RIGHTs     TAG       THE  REFUND   OF
                                                                                          ALONG     CAPITAL
                                                                                             %

01          PA            A            3.69        YES             PNB       NO                     YES

02          PB            B           52.21         NO                       NO                     YES
03          CN                        44.10         NO                       FULL                   NO

Table Continued

1 - ITEM    2 - TYPE  10 - PREMIUM   11 - TYPE OF 12 - DIVIDEND 13 - R$ / SHARE  14 - CUMULATIVE   15 - PRIORITY 16 - MADE
            OF SHARE                 DIVIDEND                                                                    CALCULATIONS
                                                                                                                 ON


01          PA        NO             10% HIGH CN                                 NO                YES           SHARE
                                                                                                                 CAPITAL
02          PB        NO             10% HIGH CN                                 NO                NO            NET PROFIT
03          CN        NO                                                         NO                NO            NET PROFIT




06.04 - STATUTORY CHANGE

1 - LAST STATUTORY CHANGE              2 - OBLIGATORY DIVIDEND (% Profit)
                         04/29/2004                            25,00

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS


1 - OFFICER SHARING PROFIT    2 - COMPANSATION OF OFFICERS    (R$ `000)      3 - PERIOD
NO                                                        8,050              Year

07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS

1 - ITEM       2 - PARTICIPATIONS & CONTRIBUITIONS                  3 - LAST FISCALYEAR ENDED
                                                                    R$'000)
                                                                                   12/31/2003

01             PARTICIPATIONS -DEBENTURISTS

02             PARTICIPATIONS - EMPLOYEES

03             PARTICIPATIONS - MANAGEMENT

04             PARTICIPATIONS - OTHER

05             CONTRIBUTIONS  -  ASSISTANCE FUND

06             CONTRIBUTIONS  -  PENSION FUND                                                          3,195

07             OTHER - CONTRIBUTIONS

08             NET PROFIT FOR THE YEAR                                                               878,433

09             NET LOSS FOR THE YEAR

Table Continued

1 - ITEM       2 - PARTICIPATIONS & CONTRIBUITIONS
                                                       4 - PRECEDING FISCAL YEAR  ENDED   5 - SECOND PRECEDONG FISCAL YEAR ENDED
                                                       (R$'000)                           (R$'000)
                                                                         12/31/2002                             12/31/2001
01             PARTICIPATIONS -DEBENTURISTS

02             PARTICIPATIONS - EMPLOYEES

03             PARTICIPATIONS - MANAGEMENT

04             PARTICIPATIONS - OTHER

05             CONTRIBUTIONS  -  ASSISTANCE FUND

06             CONTRIBUTIONS  -  PENSION FUND
                                                                                 2,902                                     2,302
07             OTHER - CONTRIBUTIONS

08             NET PROFIT FOR THE YEAR
                                                                                60,516                                   199,440
09             NET LOSS FOR THE YEAR


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


07.03 - PARTICIPATIONS IN THE SUBSIDIARIES

1 - ITEM 2 - COMPANY NAME SUBSIDIARIES                          3 - Taxpayer No.        4 - CLASSIFICATION




01       ARACRUZ TRADING S.A                                                            OPEN CONTROLLED

02       ARACRUZ CELULOSE (USA) INC.                                                    OPEN CONTROLLED

03       MUCURI AGROFLORESTAL S.A                                 28.163.251/0001-06    OPEN CONTROLLED

04       PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO       28.497.394/0001-54    OPEN CONTROLLED

05       ARACRUZ PRODUTOS DE MADEIRA S.A.                         01.739.871/0001-94    OPEN CONTROLLED

06       VERACEL CELULOSE S.A.                                    40.551.996/0002-29    OPEN CONTROLLED

07       RIOCELL S.A.                                             05.148712/0001-76     OPEN CONTROLLED

Table Continued


1 - ITEM 2 - COMPANY NAME SUBSIDIARIES                    5 - INTEREST IN 6 - CONTROLLING      7 - TYPE OF COMPANY
                                                            SUBSIDIARIES     STOCKHOLDERS'
                                                            CAPITAL - %        EQUITY %


01       ARACRUZ TRADING S.A                                   100.00              16.26  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

02       ARACRUZ CELULOSE (USA) INC.                           100.00               0.45  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

03       MUCURI AGROFLORESTAL S.A                              100.00               2.50  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

04       PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO     51.00               0.03  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

05       ARACRUZ PRODUTOS DE MADEIRA S.A.                      100.00               2.28  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

06       VERACEL CELULOSE S.A.                                  50.00              15.78  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

07       RIOCELL S.A.                                          100.00              60.23  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER




08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

ANYTHING TO INFORM

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

Aracruz Celulose is the world's leading producer of bleached eucalyptus pulp. The company is responsible for 30% of the global supply of the product, used to manufacture high value added goods such as tissue, printing and writing, and specialty papers.

Aracruz's forestry operations are situated in the states of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul. They involve some 242,000 hectares of eucalyptus plantations, intermingled with 121,000 hectares of company-owned native forest reserves, which are of fundamental importance for ensuring the balance of the ecosystem.

The company runs a Forestry Partners Program that involves approximately 53,000 hectares contracted in partnership with approximately 2,600 local farmers in the states of Espirito Santo, Bahia and Minas Gerais. In Rio Grande do Sul, nearly 7,000 additional hectares of plantations are run in association with third parties.

Aracruz's production of pulp, totaling 2,4 million tons a year, is distributed between two pulp making units: Barra do Riacho, in Espirito Santo, and Guaiba, in Rio Grande do Sul.

In Espirito Santo, Aracruz operates a pulp making complex that is fully integrated with company-owned eucalyptus plantations and a specialized private port, Portocel, through which over 80 percent of Aracruz's pulp production is exported. The Barra do Riacho mill contains three production units with total capacity of two million tons a year of pulp. The industrial complex includes three recovery boilers; three continuous digesters; five bleaching and drying lines, and facilities for chemicals recovery, water treatment and electricity generation through biomass. Environmental control is ensured through modern systems that treat all solid, liquid and gaseous wastes.

At the Guaiba mill (formerly Riocell), located in the municipality of Guaiba
(RS), Aracruz operates a high-tech mill, which is also equipped with advanced environmental protection resources, with the capacity to produce 390,000 tons annually of bleached eucalyptus pulp.

A third unit -- Veracel Celulose -- is being built in the municipality of Eunapolis, in the south of Bahia, in partnership with Stora Enso (both partners owning a 50% stake ). With startup of operations scheduled for 2005, Veracel will have the capacity to produce 900,000 tons a year of bleached eucalyptus pulp.

Another of the group's companies, Aracruz Produtos de Madeira -- which operates a high technology sawmill in southern Bahia -- supplies top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad.

Aracruz's commitment to sustainable development is reflected both in the company's management of its eucalyptus plantations and in its preservation of natural ecosystems. Strict environmental practices at the company's pulp mill are also subject to a process of continuous improvement.

The company's standards of social responsibility are reflected in, among other aspects, a significant program of social contributions to neighboring communities in the regions in which Aracruz operates.

Four major shareholders control the company's voting shares: the Lorentzen, Safra and Votorantim groups (each owning 28 per cent of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5 per cent). Aracruz's preferred shares, which constitute over 50 percent of the company's total outstanding shares, are traded on the Sao Paulo, New York and Madrid stock exchanges.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

09.02 - MARKET OVERVIEW

Diverse factors influenced the world pulp market in 2003.

In the first half of the year, despite modest global economic growth and relative stability in the worldwide demand for paper, the price of market pulp benefited from supply restrictions and record demand from the Asian market. Climate changes in the northern hemisphere that limited pulp production and the depreciation of the dollar against the main world currencies contributed to increases in the price of eucalyptus pulp, which rose to US$ 540/t (CIF Europe) in the second quarter. In the second half, although the demand for pulp in the Asian market reached record levels, the reduction of inventories held by paper producers led to declining pulp prices, leveling off at US$ 510/t (CIF Europe).

Despite the adverse environment, Aracruz's pulp sales, including those by the Guaiba Unit, passed the two million ton mark. The total volume of sales hit a record 2,149,000 tons, representing an increase of 36 percent on the year.

The expectation of an improvement in the global economy, a moderate increase in supply and the reduced level of pulp inventories held by consumers point to a favorable eucalyptus pulp price scenario in 2004.

  DESCRIPTION                                      2001         2002       2003
  ------------------------------------------------------------------------------
  INVENTORY EVOLUTION (000 t)

  Aracruz Celulose S.A. - Consolidated               95          166       273

  World Invetory                                    622          637       877
  PRICES EVOLUTION (us$ FOB/t)

  Aracruz Celulose S.A. - Parent Company
                                                    385          338       445
  Aracruz Celulose S.A. - Consolidated
                                                    438          423       452
  SALES EVOLUTION (000  t)

  Aracruz Celulose S.A. - Parent Company          1,312        1,632     2,017

  Aracruz Celulose S.A. - Consolidated            1,301        1,585     2,149




01.01 -  IDENTIFICATION

1 - ITEM     2 - MAIN PRODUCTS AND/OR SERVICES OFFERED       3 - NET REVENUES
  01                 BLEACHED EUCALYPTUS PULP                      100.00%
--------------------------------------------------------------------------------

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

10.02 -  IDENTIFICATION

ITEM     1 - RAW MATERIAL          IMPORTS              AVAILABLE                                SUPPLIER
                              2 -    3 - AMOUNT   4 - DOMESTIC5 - FOREIGN 6 - NAME                           7 -    8 - % SUPPLIED
                               Y/N      (R$ 000)  MARKET      MARKET                                       TYPE
  01      WOOD (EUCALYPTUS)     N                     Y           Y        VERACEL CELULOSE  S.A.             5              24,76
  02      WOOD (EUCALYPTUS)     N                     Y           Y        OWN PRODUCTION                     5               8,46
  03      SODIUM CHLORATE       N                     Y           Y        NEXEM QUIMICA BRASIL LTDA          0               7,08
  04      FUEL OIL              N                     Y           Y        PETROBRAS DISTRIBUIDORA S.A.       0               4,19
  05      NATURAL GAS           N                     Y           Y        PETROBRAS DISTRIBUIDORA S.A.       0               3.72
  06      HYDROGEN PEROXIDE     N                     Y           Y        BRAGUSSA PRODUTOS QUIMICOS         0               1,85
  07      BALING WIRE           N                     Y           Y        BMBA - BELGO MINEIRA BEKAERT       0               1,16
                                                                           ARAMES S/A
  08      WOOD (EUCALYPTUS)     N                     Y           Y        RIOCELL S.A.                       5               0.82
  09      WOOD (EUCALYPTUS)     N                     Y           Y        CIA VALE DO RIO DOCE S.A.          0               0.75
  09      HYDROGEN PEROXIDE     N                     Y           Y        PEROXIDOS DO BRASIL LTDA           0               0.63

SUPPLIER TYPE:  0 = NOT RELATED PARTY
                5 = COMPANY OWNED  BY THE  MAJOR  SHAREHOLDER




10.03 - MAIN CUSTOMERS BY PRODUCTS


1 - ITEM     2 - ITEM    3 - PRODUCT / CLIENT           4 - NET REVENUES
001                      Bleached eucaliptus pulp
001          002         Aracruz Trading S.A.                 98.00%

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

11.01 -  PRODUCTION PROCESS

Aracruz has the capacity to produce various types of bleached eucalyptus pulp, such as: Standard Pulp; ECF (Elementary Chlorine-free) Pulp; TCF (Total Chlorine-free) Pulp; ACF ( Aracruz Chlorine-free); and High Brightness Bleached Pulp (photo-pulp). These types of pulp are used internationally for the manufacture of high-grade papers. The Aracruz plant incorporates modern technology and top-level staff; in 2003 it produced 2.031.340 tonnes dry weight, in complete compliance with the quality requirements of the domestic and international markets.


TIMBER HANDLING

Timber is prepared in four main lines with the following equipment:

-  3  log cranes for receipt and process input;

-  8  log decks intakes;

-  4  de-barkers;

-  8  chippers that cut logs into wood-chips for cooking;

-  8  chip screens for grading wood-chips;

-  4  bark chippers for the bio-mass boiler.

Chips that pass the screening process are carried on conveyor belts to the open-air wood-chip bins that feed the two continuous digestors. Rejects are mixed with chopped bark and taken to the bio-mass bins that fuel the two power boilers.


PULP LINES

Wood-chips from the bins are fed into the two (Kvaerners) continuous digestors where they are cooked under pre-set conditions of retention time, temperature, pressure and alkalis concentration. The resulting pulp runs through the first washing stage at the bottom of the digestor. Each digestor discharges its pulp into two parallel lines, leading to the atmospheric diffusors that form the second washing stage.

The unbleached pulp is then purified by pressurized screens that separate out undercooked/reject chips. The product from these screens is then passed through a third washing stage that consists of one washer-filter per line in the "A" Plant and two washer-filters per line in the "B" Plant, in series. Rejects are run through a refiner and screens, and are then recycled back to the start of the screening process.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

11.01 -  PRODUCTION PROCESS

After passing through the washer-filters, the pulp is sent to the oxygen reactors for pre-removal of the lignine with oxygen. It then goes through two washer-presses per line, before storage in the stock silos.

The bleaching process has four identical parallel lines, each with five stages:

Stage 1 - C / D (Chlorine and Chlorine Dioxide) to standard pulp; D (Chlorine
          Dioxide) to ECF (Elemental Chlorine Free)
Stage 2 - EOP (Oxygen Extraction)
Stage 3 - D1 (Chlorine Dioxide)
Stage 4 - E2 (Alkaline Extraction)
Stage 5 - D2 (Chlorine Dioxide)

Note:  TCF process uses Hydrogen Peroxide instead of Chlorine Dioxide.
       ACF process uses Hydrogen Peroxide and Chlorine Dioxide.
       The Company has flexbillity to change the sequence above due to the requeiraments of differebt products.

After bleaching, the pulp is stocked in four high density storage towers, and is then fed into the bleached pulp purification system. The sheet of pulp is formed by four Voith de-watering machines, each with an input chamber, a flat surface and a triple-press pressing section. After pressing, the sheet is run through four Flakt driers, emerging with a dry weight of 90%. The sheet - 6 meters across - is then cut into nine sheets measuring 66.7 centimeters x 92 centimeters and packed into bales weighting 250 kilograms each. Finally, the pulp is packaged by five semi-automatic Sunds lines and wired in packs of 2,000 kilograms each. These are sent to the warehouse for shipping.


ENERGY RECYCLING SYSTEM

The liquor from the cooking and washing processes containing organic (wood) and inorganic (cooking process chemical products) solids is pumped to the recycling system. This consists of:

- Three black liquor evaporation lines and concentration units that increase the concentration of solids in this liquid from 15.5% to 65%, making it combustible and aftewards 75%;

- Three recovery boilers that burn off the concentrated black liquor and retrieve the chemical products in it, producing steam through combustion of the organic solids;

- Three caustifiers of the green liquor from the recovery boilers, through reaction with calcium oxide, turning this into white liquor which is used in the cooking process in the digestors;

- Two limes kiln that burn the lime mud produced in the caustification system, turning this into calcium oxide, which is reused in the caustification of the green liquor, and treatment gases originated of the odor system.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


11.01 -  PRODUCTION PROCESS

Steam is produced by the Three recovery boilers that burn off the concentrated black liquor, as well as the two power boilers that burn bio-mass and fuel oil; these are supplementary and are used only when the main units are out of operation or starting up.

The steam is generated at high pressure, thus allowing direct production of electric power by using it to run four turbo-generators before being channeled into the process. The fifth turbo-generator, is for the condensation of the steam that exceeds the process demand.


CHEMICAL AND ELECTROCHEMICA PLANTS

As part of the strategy to focus attention on core activities, during the year the company negotiated and sold its electrochemical plant to CXY Chemicals of Canada. A long term supply contract with the new owners of the plant was also signed, guaranteeing the supply of the necesary chemicals at very competitive prices over the next 25 years. This sales had two objectives: (i) monetization of a non-core asset, freeing-up cash for strategic investments; and (ii) transfer of the operational risk of running the plant to a specialized producer with deep know-how in this process.


INSURANCE

The "A" Plant in the Aracruz Industrial Complex has been in operation for 22 years. Depreciation on the new "B" Plant began in March 1991. The Company has a fire insurance policy covering its installations, machinery, equipment, tanks, forests and inventory. It is also insured against loss of profits, breakdown of machinery and engineering risks.

The production process does not have high-risk areas that could halt activities, due to efficient computerized controls in the Industrial Plant. Aracruz performes one scheduled general shut-downs for maintenance for each plant, lasting eight and ten days respectively.

                                      * * *

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


11.02 -  COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

The Aracruz` pulp commercialization is made through own offices in Switzerland (sales for Europe), in the United States (to whole North America, Asia and middle East) and in Rio de Janeiro for Brazil and Latin America. The sales to the Asian market are made also through defined agents by the company.

The distribution is made through contracted shipping companies to transport the merchandise from the own port of the company (Portocel) until terminals agreed with the customers. Trucks are used in Brazil for pulp delivery in the customers` factories. The export process also counts with product sales from Aracruz Celulose to Aracruz Trading and Aracruz Inc. who in fact bills in the exterior almost totality of the sales.

98% of the sales are for export. In 2003 the market participation was: 38% to Europe, 36% to North America, 23% to Asia, 2% to Brazil and 1% to the rest of Latin America. The main customers of the company are producers of high quality papers, non integrated, as sanitary papers, printing and writing and specialties.

                                      * * *

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


11.03 -  MAIN PULP PRODUCTERS

COMPANY                         COUNTRY          PRODUCTION        COST
                                                 Ton / Year      US$/Ton

Aracruz Celulose S.A.        Brazil              2,400,000         229
APRIL                        Indonesia           1,720,000         179
ENCE                         Spain               1,030,000         349
CENIBRA                      Brazil                860,000         150
VCP                          Brazil                810,000         150
Parsons & Whitemore          USA / Canada          715,000         315
International Paper          USA                   635,000         314
Alberta Pacific              Canada                540,000         315


Source: Outlook for Market Pulp (Hawkins wrigth - December / 2003).


                                      * * *

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

13.01 - MAIN PROPERTIES

1 - ITEM   2 - TYPE          3 - ADDRESS                   4 - CITY              5 - STATE  6 - TOTAL AREA  7 - BUILDING
                                                                                             (000 M2)       AREA (000  HA)

    01     Industrial Plant  Rod. Barra do Riacho          Aracruz                   ES          2,177.900     5.517.570
    02     Land              Aracruz                       Aracruz                   ES         576,070.00        -
    03     Land              Fundao                        Fundao                    ES          9,670,000        -
    04     Land              Linhares                      Linhares                  ES         97,540,000        -
    05     Land              Serra                         Serra                     ES         52,090,000        -
    06     Land              Sooretama                     Sooretama                 ES         11,710,000        -
    07     Land              Conceicao da Barra            Conceicao da Barra        ES        348,020,000        -
    08     Land              Pinheiros                     Pinheiros                 ES         23,780,000        -
    09     Land              Sao Mateus                    Sao Mateus                ES        251,880,000        -
    10     Land              Pedro Canario                 Pedro Canario             ES          4,810,000        -
    11     Land              Caravelas                     Caravelas                 BA        379,110,000        -
    12     Land              Alcobaca                      Alcobaca                  BA        512,230,000        -
    13     Land              Ibirapuan                     Ibirapuan                 BA        138,980,000        -
    14     Land              Mucuri                        Mucuri                    BA        216,950,000        -
    15     Land              Nova Vicosa                   Nova Vicosa               BA        339,750,000        -
    16     Land              Prado                         Prado                     BA        116,690,000        -


1 - ITEM   8 - AGE   9 - INSURANCE  10 - MORTGAGE   11 - RENTED   12 - BEGINNIG      13 - END OF
           EARS)                                    FROM THIRD    OF CONTRACT        CONTRACT
                                                    PERSONS
    01     25            Y              Y              N
    02     -             N              N              N
    03     -             N              N              N
    04     3             N              N              N
    05     -             N              N              N
    06     3             N              N              N
    07     -             N              N              N
    08     -             N              N              N
    09     -             N              N              N
    10     -             N              N              N
    11     -             N              N              N
    12     -             N              N              N
    13     -             N              N              N
    14     -             N              N              N
    15     -             N              N              N
    16     -             N              N              N

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

13.01 - MAIN PROPERTIES

1 - ITEM   2 - TYPE          3 - ADDRESS               4 - CITY                  5 - STATE  6 - TOTAL AREA  7 - BUILDING
                                                                                               (000 M2)     AREA (000  HA)

    17     Forests           Aracruz                   Aracruz                       ES        343,290,000        -
    18     Forests           Fundao                    Fundao                        ES          5,680,000        -
    19     Forests           Linhares                  Linhares                      ES         36,930,000        -
    20     Forests           Serra                     Serra                         ES         26,120,000        -
    21     Forests           Sooretama                 Sooretama                     ES          8,490,000        -
    22     Forests           Conceicao da Barra        Conceicao da Barra            ES        256,260,000        -
    23     Forests           Pinheiros                 Pinheiros                     ES         13,240,000        -
    24     Forests           Sao Mateus                Sao Mateus                    ES        194,900,000        -
    25     Forests           Pedro Canario             Pedro Canario                 ES          3,170,000        -
    26     Forests           Alcobaca                  Alcobaca                      BA        275,140,000        -
    27     Forests           Ibirapuan                 Ibirapuan                     BA         83,030,000        -
    28     Forests           Mucuri                    Mucuri                        BA        136,920,000        -
    29     Forests           Nova Vicosa               Nova Vicosa                   BA        198,280,000        -
    30     Forests           Prado                     Prado                         BA          4,040,000        -
    31     Forests           Caravelas                 Caravelas                     BA        223,450,000        -



1 - ITEM   9 - INSURANCE  10 - MORTGAGE   11 - RENTED   12 - BEGINNIG   13 - END OF
                                          FROM THIRD    OF CONTRACT     CONTRACT
                                          PERSONS
    17           Y              N              N
    18           Y              N              N
    19           Y              N              N
    20           Y              N              N
    21           Y              N              N
    22           Y              N              N
    23           Y              N              N
    24           Y              N              N
    25           Y              N              N
    26           Y              N              N
    27           Y              N              N
    28           Y              N              N
    29           Y              N              N
    30           Y              N              N
    31           Y              N              N

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

13.01 - MAIN PROPERTIES

1 - ITEM   2 - TYPE      3 - ADDRESS             4 - CITY                 5 - STATE    6 - TOTAL AREA    7 - BUILDING
                                                                                           (000 M2)      AREA (000 HA)

    32     Land          Teixeira de Freitas     Teixeira de Freitas          BA           77,090,000          -
    33     Land          Vila Valerio            Vila Valerio                 ES           25,620,000          -
    34     Land          Rio Bananal             Rio Bananal                  ES            7,600,000          -
    35     Land          Jaguare                 Jaguare                      ES            6,630,000          -
    36     Forests       Vila Valerio            Vila Valerio                 ES           12,590,000          -
    37     Forests       Rio Bananal             Rio Bananal                  ES            2,720,000          -
    38     Forests       Jaguare                 Jaguare                      ES            4,020,000          -
    39     Forests       Teixeira de Freitas     Teixeira de Freitas          BA           20,730,000          -
    40     Land          Marechal Floriano       Marechal Floriano            ES               20,000          -
    41     Land          Nanuque                 Nanuque                      MG           62,020,000          -
    42     Land          Vereda                  Vereda                       BA           34,433,000          -
    43     Forests       Vereda                  Vereda                       BA            9,960,000          -
    44     Land          Carlos Chagas           Carlos Chagas                MG           37,940,000          -
    45     Land          Santa Leopoldina        Santa Leopoldina             ES            2,370,000          -
    46     Land          Santa Terteza           Santa Terteza                ES              150,000          -
    47     Land          Mucurici                Mucurici                     ES           11,270,000          -
    48     Land          Montanha                Montanha                     ES           12,700,000          -



1 - ITEM    8 - AGE      9 - INSURANCE   10 - MORTGAGE   11 - RENTED   12 - BEGINNIG   13 - END OF
           (YEARS)                                       FROM THIRD    OF CONTRACT     CONTRACT
                                                         M2) PERSONS
    32           -            N               N              N
    33           3            N               N              N
    34           3            N               N              N
    35           3            N               N              N
    36           -            Y               N              N
    37           -            Y               N              N
    38           -            Y               N              N
    39           -            Y               N              N
    40           5            N               N              N
    41           -            N               N              N
    42           -            N               N              N
    43           -            Y               N              N
    44           1            N               N              N
    45           -            N               N              N
    46           -            N               N              N
    47           2            N               N              N
    48           2            N               N              N

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY
--------------------------------------------------------------------------------

RIOCELL ACQUISITION

On January 7, 2004, Riocell S.A. was incorporated by Aracruz Celulose S.A



PARTICIPATION OF CONTROLLERS, ADMINISTRATORS, FISCAL COUNCIL AND IN CIRCULATION.

                                                                                                 POSITION IN APRIL 30, 2004
SHAREHOLDER                         COMMON STOCK     %        PREFERRED       %      PREFERRED      %        TOTAL SHARES        %
                                                               STOCK  A               STOCK B

CONTROLLING                          439,400,228     96.5    37,736,642    99,1     92,037,707    17.1        569,174,577      55.1
   Lorentzen (5)                     127,506,457     28.0                                                     127,506,457      12.3
   Safra (6)                         127,506,457     28.0    27,736,642    72.8     57,875,517    10.7        213,118,616      20.6
   VCP                               127,506,457     28.0                                                     127,506,457      12.3
   BNDES                              56,880,857     12.5    10,000,000    26.3     34,162,190     6.3        101,043,047       9.8

ADMINISTRATING                           224,190      0.0         5,000     0.0        260,525     0.0            489,715       0.0
   Senior Management                     224,190      0.0         5,000     0.0        243,327     0.0            472,517       0.0
   Directors                                                                            17,198     0.0             17,198       0.0

STATUTORY AUDIT COMMITTE                      10      0.0                                                              10       0.0

TREASURY STOCK (1)                       483,114      0.1                            1,378,000     0.3          1,861,114       0.2

OTHER SHAREHOLDERS (2)                15,283,157      3.4       342,986     0.9    445,402,561    82.6        461,028,703      44.7

TOTALS OF EMITTED STOCKS (3)         455,390,699    100.0    38,084,628   100.0    539,078,793   100.0      1,032,554,120     100.0

STOCKS IN CIRCULATION (4)             15,507,357      3.4       347,986     0.9    445,663,086    82.7        461,518,429      44.7

OBS.:

     (1) Emitted actions and repurchased by Co., awaiting cancellation.

     (2) Total of stocks less stocks in Treasury, members of the board fiscal , board of the directors (including substitutes) and controllers.

     (3) Total number of subscript stocks and emitted by Co.

     (4) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers.

     (5) Participation of the group Lorentzen composed for: Arapar S.A. 127,494,497 Common stock and Lorentzen Enterprises 11,960 Common stock.

     (6) Participation of the group Safra composed for: Arainvest Participacoes S.A. 127,506,457 Common stock , Treasure Hold Investments Corp. 57,875,517 PNB stock and Sodepa Soc. Empr. Publ. Part. S.A. 11,960 PNA stock.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY
--------------------------------------------------------------------------------

PARTICIPATION OF CONTROLLERS, ADMINISTRATORS, FISCAL COUNCIL AND IN CIRCULATION.


                                                                                            POSITION IN MARCH 31, 2003
SHAREHOLDER                    COMMON STOCK        %       PREFERRED     %       PREFERRED        %        TOTAL SHARES          %
                                                           STOCK  A               STOCK B

CONTROLLING                      439,400,226     96.5     37,736,642    93,6     92,037,709      17.2        569,174,577      55.1
   Lorentzen (5)                 127,506,457     28.0                                                        127,506,457      12.4
   Safra                         127,506,457     28.0     27,736,642    68.8     57,875,517      10.8        213,118,616      20.6
   VCP                           127,506,457     28.0                                                        127,506,457      12.4
   BNDES                          56,880,855     12.5     10,000,000    24.8     34,162,192       6.4        101,043,047       9.8

ADMINISTRATING                       220,206                                        114,600                      334,806
   Senior Management                 220,206                                         24,402                      244,608
   Directors                                                                         90,198                       90,198

STATUTORY AUDIT COMMITTE                  10                                                                          10

TREASURY STOCK (1)                   483,114      0.1                             1,374,000       0.3          1,857,114       0.2

OTHER SHAREHOLDERS (2)            15,287,143      3.4      2,589,688     6.4    443,310,822      82.6        461,187,613      44.7

TOTALS OF EMITTED STOCKS (3)     455,390,699    100.0     40,326,290   100.0    536,837,131     100.0      1,032,554,120     100.0

STOCKS IN CIRCULATION (4)         15,507,359      3.4      2,588,648     6.4    443,425,422      82.6        461,522,429      44.7

OBS.:

     (1) Emitted actions and repurchased by Co., awaiting cancellation.

     (2) Total of stocks less stocks in Treasury, members of the board fiscal , board of the directors (including substitutes) and controllers.

     (3) Total number of subscript stocks and emitted by Co.

     (4) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers.

     (5) Participation of the group Lorentzen composed for: Arapar S.A. 127,494,497 Common stock and Lorentzen Enterprises 11,960 Common stock.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
14.05 -  CAPITAL EXPENDITURES PROJECTS

--------------------------------------------------------------------------------

In 2003, Aracruz achieved important advances in its growth strategy, whose goal is to obtain an even more significant share of the short fiber pulp market in order to assure better shareholder returns.

One of the initiatives was the acquisition of Riocell S.A. in Rio Grande do Sul, a producer of bleached eucalyptus pulp that exports most of its production. Riocell's nominal pulp production capacity after its latest expansion project is 390,000 tons per year. Its forestry operations encompass 40,000 hectares of eucalyptus plantations located, on average, 85 km from the mill. Since it was acquired, Riocell -- now the Aracruz Guaiba Unit -- has set successive production records, reaching an annual marK of 405,000 tons.

The amount paid by the end of the acquisition process was US$ 567 million. Synergies identified in the commercial, financial and tax areas, estimated at a current value of US$ 107 million, reduce the final acquisition cost to approximately US$ 1,100 per ton. According to a study conducted by McKinsey Consulting, mergers and acquisitions in the world forest products sector generate average synergy gains of 6.5 percent of annual sales of the acquired company. Applying the same methodology and taking into account already identified and potential synergies, the purchase of Riocell will generate gains of about 10 percent.

Another highlight occurred at the beginning of May when, together with Stora Enso, we announced the decision to build the Veracruz Celulose S.A. mill in the south of Bahia, which will have the capacity to produce 900,000 tons per year of bleached eucalyptus pulp. Aracruz and Stora Enso each hold a 50 percent ownership stake in Veracel and operations are scheduled to begin during the second half of 2005. Some US$ 300 million has already been invested in the project out of an estimated total investment of US$ 1.24 billion. The total investment per ton is about US$ 1,380. The internal rate of return is estimated at 18 percent, based upon a premise of a CIF average price of US$ 515 per ton, at constant amounts.

Of the US$ 1 billion to be invested by 2005, 40 percent is an injection of capital by the controlling shareholders and the remainder comes through direct financing of Veracel provided by the BNDES, the European Investment Bank (EIB) and the Nordic Investment Bank (NIB). Seeking to boost productivity, we proceeded to enhance the logistics of raw materials supply through a groundbreaking wood transportation mode for Brazil -- maritime shipping -- which was responsible for 17% of total wood consumeD and is expected to reach approximately 29% in 2004. Furthermore, we improved our rail transportation logistics, now to account for five per cent of the volume transported. Besides optimizing wood transportation costs, these initiatives help reduce truck traffic on normally congested public highways. We also revised pulp distribution procedures, achieving efficiency gains and offering better customer service. Also, we continued to update our information systems, implementing latest generation tools and technologies for managing internal processes.

The initiatives carried out between 1999 and 2003 represented an increase of approximately US$ 1 billion in the value of the company, as demonstrated in the following chart


 VALUE ADDED OVER A PERIOD OF FIVE YEARS (*) - US$ MILLION

Fiberline C                                                          550
Veracel Project                                                      180
Aracruz Guaiba Unit                                                  140
Others                                                               100
(*) Current net value of the main projects - base December 2003.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
15.01 - ENVIRONMENTAL MATTERS

--------------------------------------------------------------------------------

The Aracruz Environmental and Social Management System was fully implemented during the year, with Environmental and Social Action committees set up along with Internal Accident Prevention Commissions (CIPAs).



TREATMENT OF LIQUID EFFLUENT

Aracruz's effluent treatment comprises a primary treatment and a biological treatment. The primary treatment removes suspended solids and neutralizes the effluent.

The quality of the treated effluent is:

- Suspended Solids (SS):  1.63 kg/air dry ton pulp;

- Organically bound chlorine (AOX): 0.12  kg/ air dry ton pulp;

- Chemical oxygen demand (COD): 16.1 kg/ air dry ton pulp;

- Biochemical oxygen demand: 1.32 kg/ air dry ton pulp;

- Color: 31.6 kg/ air dry ton pulp.

Liquid effluent are treated in six biological lagoons (area: 37 hectares; detention time: 6 days), and then pumped via underwater pipe to an outlet 1,700 meters from the coast, where they are ejected at a depth of 17 meters.

The Company systematically monitors the coastal water near the pulp mill to evaluate the possible impact of the effluents on the marine environment. These test are run by universities and research institutes under the supervision of state environmental agencies, and never have discovered any significant alterations to the receiving body.

The conception of the treatment project guarantees a safe discard of liquid effluent into the sea ecosystem.

TREATMENT OF WASTE GASES

Based on the same philosophy as its liquid effluent treatment system, Aracruz has always sought to ensure that all factors - and particularly the environment
- in its project designs are duly taken into consideration to the highest degree.

In order to give a very brief overview of waste gases treatment, some stages and equipment are described:

o CONTINUOUS DIGESTORS: They are used for cooking wood-chips: the odor-forming compounds from this stage of the process are collected and burned in lime kilns;

o CONDENSATE STRIPPERS: The contaminated condensates from the evaporation stage and the continuous digestors are purified by a condensate steam stripper, and odorous gases from this treatment are collected and burned in lime kilns;

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
15.01 - ENVIRONMENTAL MATTERS

-------------------------------------------------------------------------------


o RECOVERY BOILERS: Aracruz was one of the first industries in Brazil to use the low-odor recovery boiler. Gases produced by burning off the black liquor in the boiler are run through electrostatic precipitators that remove particulate material in suspension before being released through 85-meter high flue gas stacks that guarantee widespread dispersion of gases in the atmosphere. The efficiency of this system is over 99%.

o POWER BOILERS: They are used to burn eucalyptus bark. In the case of Boiler No. 1, the gases resulting from this combustion pass electrostatic precipitators that removes particulate material in suspension before these gases are discharged through 85-meter high flue gas stacks. The auxiliary boilers also burn off low-concentration odor-forming compounds collected from the black-liquor tank blow-valves and the pressurized wood-chip bin of the digestor.

o LIME KILN: part of the closed liquor circuit, this burns the calcium carbonate. Gases from the lime kiln are cleaned by a high-efficiency electrostatic precipitator. The lime furnace also burns off gases containing the odor-forming compounds;

o INCINERATOR: It burns off odor-forming gases when the lime kiln is out of operation, thus avoiding these gases being discharged into the atmosphere;

o BLEACHING: The gases from this operation are collected and scrubbed in an alkaline absorption gas-scrubber system and are then discharged into the atmosphere free of any undesirable compounds.

At Aracruz, 99% of particulate material is removed and cycled back into the process for reuse; 98% of the odor-forming compounds are eliminated through direct burning in the lime kiln, thus minimizing gases discharged into the atmosphere, in accordance with the strictest environmental controls in practice today.


                                      * * *

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

16.01 -  LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT

--------------------------------------------------------------------------------

1 -ITEM    2 - DESCRIPTION        3 - %  NET EQUITY   4 - % NET PROFIT    5 - PROVISION    6 - VALUE  (IN REAIS 000)
    01     LABOR DISPUTE                    0.61              1.97             YES                   17,278
    02     TRIBUTARY / FISCAL               8.33             26.66             YES                   234,269
    03     OTHER                            0                    0             NO                       0


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

17.01 -  TRANSACTIONS WITH RELATED PARTIES

--------------------------------------------------------------------------------

Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:



                                                                                                                              2003
                              ------------------------------------------------------------------------------------------------------
                                                                                      PORTOCEL
                                                                                      TERMINAL           ARACRUZ
                                   ARACRUZ          VERACEL            MUCURI    ESPECIALIZADO          PRODUTOS
                                   TRADING         CELULOSE     AGROFLORESTAL      DE BARRA DO        DE MADEIRA
                                      S.A.              S.A.              S.A.      RIACHO S.A.               S.A.           TOTAL
                              -----------------   -----------   --------------   --------------       ------------       -----------
Current assets                     456,735                                                   4                 2           456,741
Long-term assets                                                            1              532                 1               534
Current liabilities  (I)           350,528           18,158                                619                27           369,332
Long-term liabilities            1,733,520                                                                               1,733,520
Sales revenue                    2,701,972                                                                   310         2,702,282
Payments of port services

                                                                                        10,535                              10,535
Purchase of wood and
splinter
                                                    232,116                                                2,172           234,288
Monetary and
Exchange                          (123,619)                                                                               (123,619)
   Variance, net


(i) On 2002 the account balance is enhanced of R$ 548,810 due to the eurobonds issued by Aracruz Celulose S.A., and acquired by its subsidiary , Aracruz Trading S.A..

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

CHAPTER I

NAME, PURPOSE, MAIN OFFICE AND DURATION

Article    1:

ARACRUZ CELULOSE S.A. shall be governed by these Bylaws and applicable laws.

Article    2:

The purpose of the Corporation is to forest, to reforest, to industrialize and trade with forest products, to explore renewable sources of energy, and to engage in industrial and commercial activities, as well as agricultural and rural activities in general, authorized for those purposes:

I - to participate in any modes of other business enterprises, resulting from a decision by the Board of Directors on a proposal by the Board of Officers.

II - to engage in any activity and to carry out any services, directly and indirectly related to its principal activities, including import and export.

Article    3:

The Corporation shall have its main office and jurisdiction in the City of Rio de Janeiro, State of Rio de Janeiro and fiscal domicile in the County of Aracruz, State of Espirito Santo, and it may open offices and other facilities in the country, as a result of a decision of the Board of Officers, and, resulting from a decision by the Board of Directors on a proposal by the Board of Officers, offices and other facilities abroad.

Article    4:

The Corporation shall have an indeterminate period of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

Article    5:

The underwritten capital stock is of R$ 1,854,506,731.94 (one billion, eight hundred and fifty four million, five hundred and six thousand, seven hundred and thirty one reais and ninety four cents), divided into 1,032,554.120 (one billion, thirty two million, five hundred and fifty four thousand, one hundred and twenty) nominative shares, with no face value, 455,390,699 (four hundred and fifty five million, three hundred and ninety thousand, six hundred and ninety nine) being common shares and 577,163,421 (Five hundred and seventy seven million, one hundred and sixty three thousand, four hundred and twenty one) classes A and B preferred shares.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

First Paragraph:

Up to the limit of R$ 2,450,000,000.00 (two billion, four hundred and fifty million reais) the underwritten capital stock may be increased, independently of alteration in the Bylaws, through deliberation of the Board of Directors, proposed by Management, except when it is the underwriting of stocks for the realization of assets, in which case it will depend on the approval of the General Stockholders' Meeting.

Second Paragraph:

The increases in the capital stock may occur without obeying the previous proportion between the several types and classes of shares.

Third Paragraph:

The decision about the hereinabove Paragraph befalls to the General Stockholders' Meeting.

Fourth Paragraph:

The number of preferred shares with no voting rights, or those subject to restrictions to exercise those rights, may not be higher than 2/3 of the total shares issued, with the exception of the special provisions of the fiscal incentive laws.

Fifth Paragraph:

Splitting shall always be made of the same type and class of the split shares; capital stock increases arising from capitalization of reserves resulting from indexing of the realized capital stock, shall be carried out with no changes in the number of shares issued; the distribution of new shares resulting from the increase of the capital stock through the capitalization of profits and reserves not resulting from the aforementioned capitalization, shall be carried out, in respect of the common shares, by the distribution of the same types of shares, and in respect of the preferred shares, by the distribution of class B preferred shares.

Article    6:

Each common share shall be entitled to a vote in the deliberations of the General Stockholders' Meetings.

Article    7:

Preferred shares shall not be entitled to vote, but they are assured a dividend 10% (ten per cent) higher than the one attributed to common shares, and also the priority in the capital reimbursement, in the event of liquidation of the Corporation

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------


First Paragraph:

Without prejudice of what is set forth in Article 7 above, Class A preferred shares shall have priority to receive a 6% (six per cent) minimum annual dividend, calculated on the amount of capital stock they represent and divided between them in equal amounts.

Second Paragraph:

Class B preferred shares, although being entitled to a dividend as set forth in
Article 7 above, shall have no priority to receive dividends

Third Paragraph:

Class A preferred shares may be converted into class B shares, the cost of the conversion to be borne by the interested shareholder.

Article    8:

Shares may be maintained in a deposit account, in the name of their respective holders, with no issue of Certificates, in financial institution of good repute, accredited by the Securities and Exchange Commission (Comissao de Valores Mobiliarios) appointed by the Board of Officers, with the approval of the Board of Directors.

Sole Paragraph:

The interested shareholders shall bear the costs of the transfer services of the property of posted shares, within the limits determined by the Securities and Exchange Commission.

Article    9:

Each class of shares shall have its own set of numbers.

Article  10:

Share certificates shall always be signed by 2 (two) Officers, and the Corporation may issue multiple securities and bonds.

Article  11:

The rights of preference of shareholders in the underwriting increases of the capital stock shall be assured of a term no shorter than 30 (thirty) days, pursuant to the law.

First Paragraph:

The 30 (thirty) day term, provided for under this article, shall be counted from the publication date of the underwriting notice in the State Official Gazette.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

Second Paragraph:

The shareholder who does not pay the installments corresponding to the shares provided for in the Bulletin or in the notice, shall be subject to the payment of delinquent interest, at a rate of 12% (twelve per cent) per annum, indexing and a 10% (ten per cent) fine on the amount of the installment.

CHAPTER III

GENERAL STOCKHOLDERS' MEETINGS

Article  12:

General Stockholders' hold Meetings shall be held until April 30th of every year, and Special Meetings shall be held whenever required by the interests of the Corporation.

Sole Paragraph:

The General Stockholders' Meetings shall be chaired by the President of the Board of Directors, who will chose from among those present one or more Secretaries.

Article  13:

The General Meeting shall determine the general amount of the remuneration of the Board of Directors and of the Board of Officers.

Sole Paragraph:

The apportionment of the remuneration among the administrators shall be determined by the Board of Directors.

CHAPTER IV

ADMINISTRATION

 Article  14:

The Corporation shall be managed by a Board of Directors and a Board of Officers.

SECTION I

Board of DIRECTORS

Article  15:

The Board of Directors will be constituted by a minimum of 9 (nine) and a maximum of 12 (twelve) member, one of which the President, stockholders, residents in the country, elected in the General Meeting for a period of 3 (three) years, reelection permitted, and remaining in office until their successors take office.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

First Paragraph:

Any Member of the Board of Directors may submit to the General Meeting the appointment of an alternate with the responsibility of substituting for mentioned Member in the Board of Directors Meetings.

Second Paragraph:

The installation of the Board Members will be through an Installation Record entered into the Book of Minutes of the Board of Directors Meetings.

Third Paragraph:

Once installed, the Board of Directors shall elect 2 (two) from amongst its members, who, in the indicated order, will sit for the President in the event of fortuitous absence or impediment.

Fourth Paragraph:

The Board of Directors may, whenever it deems necessary, set up Committees with advisory and briefing duties on subjects under its responsibility.

Fifth Paragraph:

The Committees mentioned in the Fourth Paragraph may work part-time or full-time and be constituted, in addition to the members of the Board of Directors, by any member of the Board of Officers and other individuals invited for that purpose.

Article  16:

It is the responsibility of the Board of Directors:

I - to establish the general guidance for the business of the Corporation and to determine the related financial and economic policies;

II - to elect and dismiss the Officers, and by proposal of the Officer-President, to establish their respective responsibilities;

III - to supervise the Officers' administration, to examine at any time books and documents of the Corporation, to seek information about agreements entered into or to be entered into and about any other acts;

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------


IV - to call the General Stockholders' Meetings;

V - to give their opinion about the Administration report and the Board of Officers' accounts;

VI - to deliberate about capital stock increases and the resulting issue of shares, determining the issue price, according to the limit of the authorized capital stock, except in respect to the provisions under Article Five, Third Paragraph, if that may be the case.

VII - to authorize the alienation, mortgage and in any manner, the encumbrance of property of the permanent assets of the Corporation, extending guarantees to obligations of third parties, except the personal guarantees in favor of the companies controlled by the Corporation itself, that will waive the anticipated authorization;

VIII - to appoint and dismiss independent auditors;

IX - to guide and advise the Board of Officers in all matters of interest to the Corporation;

X - to supervise the administration of company business, in order to assure that the deliberations of the General Stockholders' Meeting and of the Board of Directors itself are complied with;

XI - to approve plans, programs and financial and investment budgets of the Corporation;

XII - to approve the guidance to be complied with by the representative of the Corporation in the General Stockholders' Meetings of the Controlled and affiliated Companies or which it is a part;

XIII- to approve in advance any agreement to be entered into by the Corporation and its stockholders;

XIV- to authorize the purchase of its own shares, for the cancellation or permanence of same in the Treasurer's office and future alienation;

XV- to decide about the issue of Commercial Papers.

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

XVII - the final portion of the item VII of this article shall not be applicable if it is a Company in which the Company holds a controlling interest, but not holds the control solely, in such case, it shall be necessary the previous approval of the Board of Directors to grant any guarantees or security interests.

Article  17:

The Board of Directors will hold meetings whenever required by the interests of the company, called by the President or by at least 3 (three) of its Members. The decisions shall be taken by majority of votes, with the attendance of more than half of its Members.

First Paragraph:

The meetings will be called by letter or telegram, with at least 5 (five) days of advance notice.

Second Paragraph:

The Officers will attend the meetings of the Board of Directors, whenever called to do so.

Third Paragraph:

The President may invite a Member of the Board of Directors to act as secretary to the meetings.

Article  18:

In the event that an office in the Board of Directors becomes vacant the respective alternate will be called and in the absence of the latter, a substitute will be appointed by the other members of the Board and will perform the respective duties until the next General Stockholders' Meeting is held.

Sole Paragraph:

The successors that are elected shall complete the term of office of their respective predecessors.

Article  19:

The following specific duties are incumbent upon the President:

1. to chair the General Stockholders' Meetings;

2. to call and chair the Board of Directors Meetings;

3. to supervise the administrative services of the Board;

4. to organize and have the agenda of each meeting distributed, as well as the necessary information transmitted to the members of the Board of Directors, at least 5 (five) working days in advance of the date of each meeting.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------


SECTION II

Board of OFFICERS

Article  20:

The Board of Officers shall be constituted by a minimum of 2 (two) and a maximum of 8 (eight) members, shareholders or otherwise, resident in the country, one the Officer-President and the remainder Officers, one among them, if so previously appointed by the Board of Directors, may have the title of Officer-Vice-President and, in addition to his permanent duties shall substitute the Officer-President in his temporary impediments and shall succeed him in the event of vacancy, until the Board of Directors elects a substitute to complete the term of office of the substituted officer.

First Paragraph:

The members of the Board of Officers shall be elected by the Board of Directors for a 3 (three) year term of office, may be reelected and will remain in office until the installation of their successors.

Second Paragraph:

The installation of the Officers will be through an Installation Record entered into the Book of Minutes of the Board of Officers' Meetings.

Article  21:

The Board of Officers shall have full powers to administrate and manage company business, to perform all the acts and duties of all the operations related to the purpose of the Corporation, provided the guidance and decisions of the Board of Directors and the General Stockholders' Meeting are complied with.

Sole Paragraph:

Subject to the provisions of Item VII under Article 16, the Board of Officers by collective decision may authorize the alienation of chattels and equipment that have become nonserviceable, unnecessary or obsolete.

Article  22:

It is incumbent upon the Officer-President to perform executive duties of the Corporation, with responsibilities of organizing, coordinating and supervising the activities of the other Officers, ensuring that the deliberations and guidance determined by the General Stockholders' Meetings and Board of Directors are faithfully observed.

First Paragraph:

In addition, the following specific duties are also incumbent upon the Officer-President:

I - to call and chair the Board of Officers' Meetings;

II - to keep the Board of Directors informed about the activities of the Corporation.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

18.01 -  BYLAWS

Second Paragraph:

The other members of the Board of Officers shall have the duties assigned to them by the Board of Directors upon proposal of the Officer-President.

Article  23:

The provisions of Item I under Article 2 and under Items VII and XIII to XV under Article 16 of these Bylaws complied with, the members of the Board of Officers, always acting jointly in sets of two, have the responsibility of, actively and passively, representing the Corporation, in judicature or thereout, including in respect of the alienation or encumbrance of chattels of the permanent assets and the granting waivers to the obligations of third parties to the Corporation.

First Paragraph:

To carry out juridical acts in general the Corporation may also be represented by 01 (one) Officer jointly with 01 (one) attorney in fact or by 02 (two) attorneys in fact with special powers.

Second Paragraph:

The powers of attorney shall carry the signatures of 02 (two) Officers and shall precisely contain the powers being granted and, with the exception of those with ad judicia clauses, shall not be valid for more than one year.

Third  Paragraph:

For acts of representation before federal, state and municipal public entities, government agencies, public corporations, mixed economy corporations, grantees and licensees of public utilities; in acts that do not result in obligations for the Company or in the waiver of obligations of third parties to the Company; in carrying out fiscal and social security obligations; for the preservation of its rights in administrative or any other kind of processes; in endorsing checks or credit in the bank accounts of the Company; in the handling of the checking accounts within the range of the program of purchases of small amounts, up to the limit corresponding to 03 (three) minimum salaries; and in acts that refer to the relations of the Company with its employees, the Company may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with specific powers.

Fourth Paragraph:

To act in a jurisdiction beyond the limits of its main office, authorized according to these Bylaws, the Corporation may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with explicit powers to carry out the specific act, provided this representative is appointed by a joint decision of the Board of Officers.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

Article  24:

In the event that an office in the Board of Officers becomes vacant, the Board of Directors shall elect a substitute to complete the remaining period of the term of office of the substituted member.

Sole Paragraph:

With the exception of the provisions under Article 20, during the temporary absences and impediments of any Officer, he shall be substituted for by the Officer-President or by any other Officer he appoints. Pursuant to this paragraph, the substitutes shall perform their duties cumulative with those of the substituted Officer until the latter resumes his duties.


Article  25:

The Board of Officers shall hold meetings whenever the interests of the Corporation so require, in the main office or in the place informed in the notification, the Officer-President or the Officer-Vice-President must be present. The decisions, registered in the minutes, shall be taken by the absolute majority of votes of the attendees, the Officer-President or Officer-Vice-President in addition to their individual vote, shall cast the deciding vote.

CHAPTER V

FINANCIAL BOARD

Article  26:

The Corporation shall have a permanent Financial Board, constituted from 3 (three) to 5 (five) permanent members and equal number alternates, which shall be governed by the applicable laws.

CHAPTER VI

FISCAL YEAR

Article  27:

The Fiscal Year shall coincide with the calendar year. On December 31st of every year the balance sheet shall be set out, complying with the applicable laws, and after establishing the reserves, amortizations and depreciations determined, or permitted, by law, the following shall be deducted from the net profits earned:

I - 5% (five per cent) to constitute the legal reserve fund, until its amount reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty five per cent), minimum, for the payment of the compulsory dividend to stockholders, calculated on the amount of the net profit of the fiscal year adjusted pursuant to the law and complying with the priority assured to the preferred shares.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

First Paragraph:

The balance remaining shall be used according to the decision of the General Stockholders' Meeting on proposal by the Board of Directors, and if it is in session, the Financial Board shall give its recommendation.

Second Paragraph:

The Board of Directors may determine the setting out of a semiannual balance sheet or a shorter period, and the distribution of intermediate dividends, for the account of the profits obtained, earned surplus or the profit reserves already set up.

CHAPTER VI

GENERAL PROVISIONS

Article  28:

In order for the Corporation to comply with stockholders' agreements, the latter have to be filed in the main office of the former, and upon request from the interested, parties may be entered in the respective records and in the stock certificates.

Article  29:

The Corporation shall maintain a permanent department of Technological Research and Development, with specific budget resources, according to annual or pluriannual programs.

Article  30:

The Corporation shall maintain a social work service for its employees, with specific budget resources, according to annual or pluriannual programs.

Article  31:

The Corporation shall be liquidated as provided for in the law or as a result of a decision of the General Stockholders' Meeting.

Sole Paragraph:

It is the responsibility of the General Stockholders' Meeting to determine the manner by which the liquidation shall occur, and the Board of Directors, who shall remain in office, shall appoint the liquidator. Pursuant to the law, the operation of the Financial Board shall depend upon request from the shareholders.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------


CHAPTER VIII

TEMPORARY PROVISIONS

Article  32:

Pursuant to the terms of Article 172 of Law number 6,404/76 of December 15th, 1976, the right of preference assured to stockholders under the terms of Article 11 of these Bylaws shall not apply to the increase of the capital stock to be carried out in 1992, by public underwriting in Brazil and simultaneous issue of American Depositary Receipts (ADR) abroad, nor to the subsequent additional increase, which will be carried out to meet the option to be granted to the underwriters of mentioned increase, pursuant to the usual practice in the international market, to an amount not higher than 15% (fifteen percent) of its respective value.

Article  33:

It shall be the responsibility of the Board of Directors to deliberate about the aforementioned Article and to effect all the other necessary acts for the referred capital stock increases, according to the terms of Article 16, Item VI of these Bylaws, mentioned capital stock increases may be effected independently of the prior proportion between the different types and classes of shares, and the provisions of Article 5, Third Paragraph shall not apply to referred capital stock increases.



                                     vvvvvv


Identical to the original.

Transcribed from the competent book.

(Signed) - Jose Luiz Braga - Legal Manager.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ TRADING S.A.


--------------------------------------------------------------------------------
19.06 .01- BALANCE SHEET - ASSET- THOUSAND OF R$
--------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                          3 - DATE - 12/31/2003    4 - DATE - 12/31/2002   5 - DATE - 12/31/2001
1             TOTAL ASSETS                                            2,962,585               2,473,312               1,058,455
1.1           CURRENT ASSETS                                          1,213,968               1,331,393                 477,035
1.1.1         CASH AND CASH EQUIVALENTS                                 161,031                  62,648                  36,538
1.1.2         CREDITS                                                   924,735               1,153,120                 391,063
1.1.3         INVENTORIES                                               124,870                 114,027                  49,260
1.1.4         OTHERS                                                      3,332                   1,598                     174
1.2           LONG-TERM ASSETS                                        1,745,728               1,139,176                 580,239
1.2.1         CREDITS                                                 1,733,520               1,130,656                 580,100
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                           0                       0                       0
1.2.2.1       FROM AFFILIATES                                                 0                       0                       0
1.2.2.2       FROM SUBSIDIARIES                                               0                       0                       0
1.2.2.3       OTHERS                                                          0                       0                       0
1.2.3        OTHERS                                                      12,208                   8,520                     139
1.3          FIXED ASSETS                                                 2,889                   2,743                   1,181
1.3.1        INVESTMENTS                                                  2,889                   2,743                   1,181
1.3.1.1      IN AFFILIATES                                                    0                       0                       0
1.3.1.2      IN SUBSIDIARIES                                                  0                       0                       0
1.3.1.3      OTHER COMPANIES                                                  0                       0                       0
1.3.2        PROPERTY, PLANT AND EQUIPMENT                                    0                       0                       0
1.3.3        DEFERRED CHARGES                                                 0                       0                       0


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ TRADING S.A.

--------------------------------------------------------------------------------
19.06.02 - - BALANCE SHEET - LIABILITY- THOUSAND OF R$
--------------------------------------------------------------------------------


1 - CODE         2 - DESCRIPTION                  3 - DATE - 12/31/2003        4 - DATE - 12/31/2002       5 - DATE - 12/31/2001
2                TOTAL LIABILITIES                                   2,962,585              2,473,312                    1,058,455
2.1              CURRENT LIABILITIES                                   747,357                268,913                      336,780
2.1.1            LOANS AND FINANCING                                   238,559                  4,912                       31,011
2.1.2            DEBENTURES                                                  0                      0                            0
2.1.3            SUPPLIERS                                             506,634                262,936                      305,360
2.1.4            TAXES                                                       0                      0                            0
2.1.5            DIVIDENDS PAYABLE                                           0                      0                            0
2.1.6            PROVISIONS                                                  0                      0                            0
2.1.7            LOANS FROM RELATED PARTIES                                  0                      0                            0
2.1.8            OTHERS                                                  2,164                  1,065                          409
2.2              LONG-TERM LIABILITIES                               1,758,078              1,104,156                      256,002
2.2.1            LOANS AND FINANCING                                 1,758,078              1,104,156                      232,040
2.2.2            DEBENTURES                                                  0                      0                            0
2.2.3            PROVISION                                                   0                      0                            0
2.2.4            LOANS FROM RELATED PARTIES                                  0                      0                            0
2.2.5            OTHERS                                                      0                      0                       23,962
2.5              STOCKHOLDER'S EQUITY                                  457,150              1,100,243                      465,673
2.5.1            PAID-IN CAPITAL                                        22,240                581,042                      381,584
2.5.2            CAPITAL RESERVES                                            0                      0                            0
2.5.3            REVALUATION RESERVE                                         0                      0                            0
2.5.3.1          OWN ASSETS                                                  0                      0                            0
2.5.3.2          SUBSIDIARIES / AFFILIATES                                   0                      0                            0
2.5.4            REVENUE RESERVES                                            0                      0                            0
2.5.4.1          LEGAL                                                       0                      0                            0
2.5.4.2          STATUTORY                                                   0                      0                            0
2.5.4.3          FOR CONTINGENCIES                                           0                      0                            0
2.5.4.4          UNREALIZED INCOME                                           0                      0                            0
2.5.4.5          FOR INVESTMENTS                                             0                      0                            0
2.5.4.6          SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                       0                      0                            0
2.5.4.7          OTHER UNREALIZED INCOME                                     0                      0                            0
2.5.5            RETAINED EARNINGS                                     434,910                519,201                       84,089


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ TRADING S.A.

------------------------------------------------------------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------

1 - CODE  2 - DESCRIPTION                                            3 - FROM: 01/01/2003  4 - FROM: 01/01/2002   5-FROM: 01/01/2001
                                                                         TO 12/31/2003           TO 12/31/2002      TO 12/31/2001
3.1     GROSS SALES AND SERVICES  REVENUE                                  2,950,466             2,055,327             1,127,431
3.2     SALES TAXES AND OTHER DEDUCTIONS                                    (190,458)             (103,595)              (53,813)
3.3     NET SALES REVENUE                                                  2,760,008             1,951,732             1,073,618
3.4     COST OF GOODS SOLD                                                (2,750,761)           (1,621,678)             (972,149)
3.5     GROSS PROFIT                                                           9,247               330,054               101,469
3.6     OPERATING (EXPENSES) INCOME                                            1,109                61,104                16,161
3.6.1   SELLING                                                              (55,432)              (40,317)              (22,579)
3.6.2   GENERAL AND ADMINISTRATIVE                                            (2,048)               (1,473)               (5,331)
3.6.3   FINANCIAL                                                             61,637               104,147                44,097
3.6.3.1 FINANCIAL INCOME                                                     377,329               975,459               202,867
3.6.3.2 FINANCIAL EXPENSES                                                 (315,692)             (871,312)              (158,770)
3.6.4   OTHER OPERATING INCOME                                             2,911,391             1,896,103               505,322
3.6.5   OTHER OPERATING EXPENSES                                         (2,914,820)           (1,897,927)              (505,555)
3.6.6   EQUITY IN THE RESULTS OF  SUBSIDIARIES                                   381                   571                   207
3.7     OPERATING INCOME (LOSS)                                               10,356               391,158               117,630
3.8     NON-OPERATING (EXPENSES)  INCOME                                           0                     0                     0
3.8.1   INCOME                                                                     0                     0                     0
3.8.2   EXPENSES                                                                   0                     0                     0
3.9     INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION          10,356               391,158               117,630
3.10    INCOME TAX AND SOCIAL CONTRIBUTION                                         0                     0                     0
3.11    DEFERRED INCOME TAX ES                                                     0                     0                     0
3.12    MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                        0                     0                     0
3.12.1  REMUNERATION                                                               0                     0                     0
3.12.2  APPROPRIATIONS                                                             0                     0                     0
3.15    NET INCOME (LOSS) FOR THE PERIOD                                      10,356               391,158               117,630

        CAPITAL STOCK-QUANTITY (THOUSANDS)                                 7,697,000           264,447,000           264,447,000
        EARNINGS PER SHARE                                                   0,00135               0,00148               0,00044
        LOSS PER SHARE                                                             -                     -                     -


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ CELUOSE (USA), INC.

------------------------------------------------------------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                         3 - DATE - 12/31/2003      4 - DATE - 12/31/2002     5 - DATE - 12/31/2001

1             TOTAL ASSETS                                             200,107                   166,146                    76,023
1.1           CURRENT ASSETS                                           200,016                   166,000                    75,935
1.1.1         CASH AND CASH EQUIVALENTS                                  6,795                     9,502                     6,481
1.1.2         CREDITS                                                  110,257                    89,156                    40,868
1.1.3         INVENTORIES                                               82,964                    67,342                    28,586
1.1.4         OTHERS                                                         0                         0                         0
1.2           LONG-TERM ASSETS                                               0                         0                         0
1.2.1         CREDITS                                                        0                         0                         0
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                          0                         0                         0
1.2.2.1       FROM AFFILIATES                                                0                         0                         0
1.2.2.2       FROM SUBSIDIARIES                                              0                         0                         0
1.2.2.3       OTHERS                                                         0                         0                         0
1.2.3        OTHERS                                                          0                         0                         0
1.3          FIXED ASSETS                                                   91                       146                        88
1.3.1        INVESTMENTS                                                     0                         0                         0
1.3.1.1      IN AFFILIATES                                                   0                         0                         0
1.3.1.2      IN SUBSIDIARIES                                                 0                         0                         0
1.3.1.3      OTHER COMPANIES                                                 0                         0                         0
1.3.2        PROPERTY, PLANT AND EQUIPMENT                                  91                       146                        88
1.3.3        DEFERRED CHARGES                                                0                         0                         0


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ CELUOSE (USA), INC.

----------------------------------------------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------


1 - CODE         2 - DESCRIPTION                       3 - DATE - 12/31/2003      4 - DATE - 12/31/2002       5 - DATE - 12/31/2001
2                TOTAL LIABILITIES                           200,107                     166,146                       76,023
2.1              CURRENT LIABILITIES                         187,441                     151,400                       66,883
2.1.1            LOANS AND FINANCING                               0                           0                            0
2.1.2            DEBENTURES                                        0                           0                            0
2.1.3            SUPPLIERS                                   187,083                     150,936                       66,695
2.1.4            TAXES                                           358                         464                          188
2.1.5            DIVIDENDS PAYABLE                                 0                           0                            0
2.1.6            PROVISIONS                                        0                           0                            0
2.1.7            LOANS FROM RELATED PARTIES                        0                           0                            0
2.1.8            OTHERS                                            0                           0                            0
2.2              LONG-TERM LIABILITIES                             0                           0                            0
2.2.1            LOANS AND FINANCING                               0                           0                            0
2.2.2            DEBENTURES                                        0                           0                            0
2.2.3            PROVISION                                         0                           0                            0
2.2.4            LOANS FROM RELATED PARTIES                        0                           0                            0
2.2.5            OTHERS                                            0                           0                            0
2.5              STOCKHOLDER'S EQUITY                         12,666                      14,746                        9,140
2.5.1            PAID-IN CAPITAL                                 578                         707                          464
2.5.2            CAPITAL RESERVES                                  0                           0                            0
2.5.3            REVALUATION RESERVE                               0                           0                            0
2.5.3.1          OWN ASSETS                                        0                           0                            0
2.5.3.2          SUBSIDIARIES / AFFILIATES                         0                           0                            0
2.5.4            REVENUE RESERVES                                  0                           0                            0
2.5.4.1          LEGAL                                             0                           0                            0
2.5.4.2          STATUTORY                                         0                           0                            0
2.5.4.3          FOR CONTINGENCIES                                 0                           0                            0
2.5.4.4          UNREALIZED INCOME                                 0                           0                            0
2.5.4.5          FOR INVESTMENTS                                   0                           0                            0
2.5.4.6          SPECIAL FOR NON-DISTRIBUTED DIVIDENDS             0                           0                            0
2.5.4.7          OTHER UNREALIZED INCOME                           0                           0                            0
2.5.5            RETAINED EARNINGS                            12,088                      14,039                        8,676

FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ CELUOSE (USA), INC.

----------------------------------------------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------

1 - CODE      2 - DESCRIPTION                                    3- FROM : 01/01/2003    4 - FROM: 01/01/2002     5-FROM: 01/01/2001
                                                                    TO 12/31/2003            TO 12/31/2002          TO 12/31/2001
3.1           GROSS SALES AND SERVICES  REVENUE                     646,442                  422,919                    238,698
3.2           SALES TAXES AND OTHER DEDUCTIONS                      (69,388)                 (36,404)                   (10,816)
3.3           NET SALES REVENUE                                     577,054                  386,515                    227,882
3.4           COST OF GOODS SOLD                                   (551,515)                (371,116)                  (218,389)
3.5           GROSS PROFIT                                           25,539                   15,399                      9,493
3.6           OPERATING (EXPENSES) INCOME                           (24,233)                 (14,616)                    (8,993)
3.6.1         SELLING                                               (15,289)                 (12,575)                    (7,347)
3.6.2         GENERAL AND ADMINISTRATIVE                             (2,232)                  (2,237)                    (1,969)
3.6.3         FINANCIAL                                              (1,540)                   2,196                      ()525
3.6.3.1       FINANCIAL INCOME                                      (35,313)                  48,779                     17,397
3.6.3.2       FINANCIAL EXPENSES                                     33,773                  (46,583)                   (17,922)
3.6.4         OTHER OPERATING INCOME                                      0                        6                        848
3.6.5         OTHER OPERATING EXPENSES                               (5,172)                  (2,006)                          0
3.6.6         EQUITY IN THE RESULTS OF  SUBSIDIARIES                      0                        0                           0
3.7           OPERATING INCOME (LOSS)                                 1,306                      783                        500
3.8           NON-OPERATING (EXPENSES)  INCOME                            0                        0                           0
3.8.1         INCOME                                                      0                        0                           0
3.8.2         EXPENSES                                                    0                        0                           0
3.9           INCOME(LOSS) BEFORE INCOME  TAXES AND
               MANAGEMENT REMUNERATION                                1,306                      783                        500
3.10          INCOME TAX AND SOCIAL CONTRIBUTION                       (698)                     (46)                      (173)
3.11          DEFERRED INCOME TAX ES                                      0                        0                           0
3.12          MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS         0                        0                           0
3.12.1        REMUNERATION                                                0                        0                           0
3.12.2        APPROPRIATIONS                                              0                        0                           0
3.15          NET INCOME (LOSS) FOR THE PERIOD                          608                      829                         327

              CAPITAL STOCK-QUANTITY (THOUSANDS)                    200,000                  200,000                     200,000
              EARNINGS PER SHARE                                    0,00304                  0,00415                     0,00164
              LOSS PER SHARE                                              -                        -                           -


FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

MUCURI AGROFLORESTAL S.A..

----------------------------------------------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                            3 - DATE - 12/31/2003       4 - DATE - 12/31/2002    5 - DATE - 12/31/2001
1             TOTAL ASSETS                                                 70,175                  69,660                  69,463
1.1           CURRENT ASSETS                                                    0                       0                       0
1.1.1         CASH AND CASH EQUIVALENTS                                         0                       0                       0
1.1.2         CREDITS                                                           0                       0                       0
1.1.3         INVENTORIES                                                       0                       0                       0
1.1.4         OTHERS                                                            0                       0                       0
1.2           LONG-TERM ASSETS                                                  0                       0                       0
1.2.1         CREDITS                                                           0                       0                       0
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                             0                       0                       0
1.2.2.1       FROM AFFILIATES                                                   0                       0                       0
1.2.2.2       FROM SUBSIDIARIES                                                 0                       0                       0
1.2.2.3       OTHERS                                                            0                       0                       0
1.2.3        OTHERS                                                             0                       0                       0
1.3          FIXED ASSETS                                                  70,175                  69,660                  69,463
1.3.1        INVESTMENTS                                                        0                       0                       0
1.3.1.1      IN AFFILIATES                                                      0                       0                       0
1.3.1.2      IN SUBSIDIARIES                                                    0                       0                       0
1.3.1.3      OTHER COMPANIES                                                    0                       0                       0
1.3.2        PROPERTY, PLANT AND EQUIPMENT                                 70,175                  69,660                  69,463
1.3.3        DEFERRED CHARGES                                                   0                       0                       0



FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

MUCURI AGROFLORESTAL S.A..


----------------------------------------------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------

1 - CODE         2 - DESCRIPTION                     3 - DATE - 12/31/2003        4 - DATE - 12/31/2002       5 - DATE - 12/31/2001
2                TOTAL LIABILITIES                          70,175                      69,660                       69,463
2.1              CURRENT LIABILITIES                             0                         655                          458
2.1.1            LOANS AND FINANCING                             0                           0                            0
2.1.2            DEBENTURES                                      0                           0                            0
2.1.3            SUPPLIERS                                       0                           0                            0
2.1.4            TAXES                                           0                           0                            0
2.1.5            DIVIDENDS PAYABLE                               0                           0                            0
2.1.6            PROVISIONS                                      0                           0                            0
2.1.7            LOANS FROM RELATED PARTIES                      0                         655                          458
2.1.8            OTHERS                                          0                           0                            0
2.2              LONG-TERM LIABILITIES                           0                           0                            0
2.2.1            LOANS AND FINANCING                             0                           0                            0
2.2.2            DEBENTURES                                      0                           0                            0
2.2.3            PROVISION                                       0                           0                            0
2.2.4            LOANS FROM RELATED PARTIES                      0                           0                            0
2.2.5            OTHERS                                          0                           0                            0
2.5              STOCKHOLDER'S EQUITY                       70,175                      69,005                       69,005
2.5.1            PAID-IN CAPITAL                            72,300                      71,130                       71,130
2.5.2            CAPITAL RESERVES                                0                           0                            0
2.5.3            REVALUATION RESERVE                             0                           0                            0
2.5.3.1          OWN ASSETS                                      0                           0                            0
2.5.3.2          SUBSIDIARIES / AFFILIATES                       0                           0                            0
2.5.4            REVENUE RESERVES                                0                           0                            0
2.5.4.1          LEGAL                                           0                           0                            0
2.5.4.2          STATUTORY                                       0                           0                            0
2.5.4.3          FOR CONTINGENCIES                               0                           0                            0
2.5.4.4          UNREALIZED INCOME                               0                           0                            0
2.5.4.5          FOR INVESTMENTS                                 0                           0                            0
2.5.4.6          SPECIAL FOR NON-DISTRIBUTED DIVIDENDS           0                           0                            0
2.5.4.7          OTHER UNREALIZED INCOME                         0                           0                            0
2.5.5            RETAINED EARNINGS                         (2,125)                     (2,125)                      (2,125)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

PORTOCEL - TERMINAL ESPECIALIZADO DE BARRA DO RIACHO

----------------------------------------------------------------------------------------------------------------------
19.06.01 - BALANCE SHEET - ASSET - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------

1 - CODE      2 - DESCRIPTION                               3 - DATE - 12/31/2003    4 - DATE - 12/31/2002   5 - DATE - 12/31/2001
1             TOTAL ASSETS                                  5,321                       3,969                   3,140
1.1           CURRENT ASSETS                                4,068                       3,021                   2,289
1.1.1         CASH AND CASH EQUIVALENTS                     2,813                       1,998                   1,763
1.1.2         CREDITS                                       1,242                       1,023                     526
1.1.3         INVENTORIES                                       0                           0                       0
1.1.4         OTHERS                                           13                           0                       0
1.2           LONG-TERM ASSETS                                353                          84                     455
1.2.1         CREDITS                                         292                          25                      46
1.2.1.1        DEFERRED TAXES                                 276                           6                      46
1.2.1.2       TAXES                                            16                          19                       0
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES             0                           0                       0
1.2.2.1       FROM AFFILIATES                                   0                           0                       0
1.2.2.2       FROM SUBSIDIARIES                                 0                           0                       0
1.2.2.3       OTHERS                                            0                           0
1.2.3         OTHERS                                           61                          59                     409
1.2.3.1       ESCROW DEPOSITS                                  61                          59                       0
1.3           FIXED ASSETS                                    900                         864                     396
1.3.1         INVESTMENTS                                      20                          20                      20
1.3.1.1       IN AFFILIATES                                     0                           0                       0
1.3.1.2       IN SUBSIDIARIES                                   0                           0                       0
1.3.1.3       OTHER COMPANIES                                  20                          20                      20
1.3.2         PROPERTY, PLANT AND EQUIPMENT                   880                         844                     376
1.3.3         DEFERRED CHARGES                                  0                           0                       0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

PORTOCEL - TERMINAL ESPECIALIZADO DE BARRA DO RIACHO

----------------------------------------------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------


1 - CODE         2 - DESCRIPTION                           3 - DATE - 12/31/2003    4 - DATE - 12/31/2002      5 - DATE - 12/31/2001
2                TOTAL LIABILITIES                               5,321                       3,969                        3,140
2.1              CURRENT LIABILITIES                             2,312                       1,519                        1,190
2.1.1            LOANS AND FINANCING                                 0                           0                            0
2.1.2            DEBENTURES                                          0                           0                            0
2.1.3            SUPPLIERS                                         656                         511                          418
2.1.4            TAXES                                             117                         511                          418
2.1.5            DIVIDENDS PAYABLE                                   0                           0                            0
2.1.6            PROVISIONS                                      1,006                         814                          604
2.1.6.1          VACATION AND 13rd  SALARY                       1,006                         814                          604
2.1.7            LOANS FROM RELATED PARTIES                        533                          33                          122
2.1.8            OTHERS                                              0                           1                           17
2.1.8.1          PROPOSED DIVIDENDS                                  0                           0                           17
2.1.8.2          OTHERS                                              0                           0                            0
2.2              LONG-TERM LIABILITIES                           1,446                       1,086                          647
2.2.1            LOANS AND FINANCING                                 0                           0                            0
2.2.2            DEBENTURES                                          0                           0                            0
2.2.3            PROVISION                                       1,383                       1,055                          623
2.2.3.1          TAX CONTINGENCIES                                 233                         205                          123
2.2.3.2          LABOR CONTINGENCIES                             1,150                         850                          500
2.2.4            LOANS FROM RELATED PARTIES                          0                           0                            0
2.2.5            OTHERS                                             60                          31                           24
2.5              STOCKHOLDER'S EQUITY                            1,566                       1,364                        1,303
2.5.1            PAID-IN CAPITAL                                 1,248                       1,248                        1,248
2.5.2            CAPITAL RESERVES                                   16                           6                            4
2.5.3            REVALUATION RESERVE                                 0                           0                            0
2.5.3.1          OWN ASSETS                                          0                           0                            0
2.5.3.2          SUBSIDIARIES / AFFILIATES                           0                           0                            0
2.5.4            REVENUE RESERVES                                    0                           0                            0
2.5.4.1          LEGAL                                               0                           0                            0
2.5.4.2          STATUTORY                                           0                           0                            0
2.5.4.3          FOR CONTINGENCIES                                   0                           0                            0
2.5.4.4          UNREALIZED INCOME                                   0                           0                            0
2.5.4.5          FOR INVESTMENTS                                     0                           0                            0
2.5.4.6          SPECIAL FOR NON-DISTRIBUTED DIVIDENDS               0                           0                            0
2.5.4.7          OTHER UNREALIZED INCOME                             0                           0                            0
2.5.5            RETAINED EARNINGS                                 302                         110                           51


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

PORTOCEL - TERMINAL ESPECIALIZADO DE BARRA DO RIACHO

----------------------------------------------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------
                                                               3 - FROM : 01/01/2003   4 - FROM : 01/01/2002   5 - FROM : 01/01/2001
1 - CODE      2 - DESCRIPTION                                      TO 12/31/2003           TO 12/31/2002           TO 12/31/2001
3.1           GROSS SALES AND SERVICES  REVENUE                          18,241                   13,865                 11,723
3.2           SALES TAXES AND OTHER DEDUCTIONS                           (1,431)                    (879)                  (721)
3.3           NET SALES REVENUE                                          16,810                   12,986                 11,002
3.4           COST OF GOODS SOLD                                        (13,063)                  (9,408)                (7,448)
3.5           GROSS PROFIT                                                3,747                    3,578                  3,554
3.6           OPERATING (EXPENSES) INCOME                                (3,674)                  (3,360)                (3,177)
3.6.1         SELLING                                                         0                        0                      0
3.6.2         GENERAL AND ADMINISTRATIVE                                 (3,993)                  (3,627)                (3,297)
3.6.3         FINANCIAL                                                     324                      261                    120
3.6.3.1       FINANCIAL INCOME                                              425                      335                    238
3.6.3.2       FINANCIAL EXPENSES                                           (101)                     (74)                  (118)
3.6.4         OTHER OPERATING INCOME                                          0                        0                      0
3.6.5         OTHER OPERATING EXPENSES                                       (5)                       0                      0
3.6.6         EQUITY IN THE RESULTS OF SUBSIDIARIES                           0                        0                      0
3.7           OPERATING INCOME (LOSS)                                        73                      212                    377
3.8           NON-OPERATING (EXPENSES) INCOME                               (10)                       0                      0
3.8.1         INCOME                                                          0                        0                      0
3.8.2         EXPENSES                                                      (10)                       0                      0
3.9           INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT
               REMUNERATION                                                  63                      212                    377
3.10          INCOME TAX AND SOCIAL CONTRIBUTION                            139                     (167)                  (306)
3.11          DEFERRED INCOME TAX ES                                          0                        0                      0
3.12          MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS             0                        0                      0
3.12.1        REMUNERATION                                                    0                        0                      0
3.12.2        APPROPRIATIONS                                                  0                        0                      0
3.15          NET INCOME (LOSS) FOR THE PERIOD                              202                       45                     71

              CAPITAL STOCK-QUANTITY (THOUSANDS)                          7,781                    7,781                   7,781
              EARNINGS PER SHARE                                        0,02596                  0,00578                 0,00912
              LOSS PER SHARE                                                  -                        -                     -


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ PRODUTOSS DE MADEIRA S.A.


----------------------------------------------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------


1 - CODE   2 - DESCRIPTION                        3 - DATE - 12/31/2003    4 - DATE - 12/31/2002   5 - DATE - 12/31/2001
1          TOTAL ASSETS                                    66,386                  68,460                  68,771
1.1        CURRENT ASSETS                                  19,993                  18,783                  17,070
1.1.1      CASH AND CASH EQUIVALENTS                          397                     396                      41
1.1.2      CREDITS                                          6,555                   8,645                   3,318
1.1.3      INVENTORIES                                     13,008                   9,545                  13,701
1.1.4      OTHERS                                              33                     197                      10
1.2        LONG-TERM ASSETS                                    58                      63                      44
1.2.1      CREDITS                                             45                      63                      44
1.2.1.1    TAXES                                               45                      63                      44
1.2.2      ACCOUNTS RECEIVABLE - RELATED PARTIES                0                       0                       0
1.2.2.1    FROM AFFILIATES                                      0                       0                       0
1.2.2.2    FROM SUBSIDIARIES                                    0                       0                       0
1.2.2.3    OTHERS                                               0                       0                       0
1.2.3      OTHERS                                              13                       0                       0
1.2.3.1    ESCROW DEPOSITS                                     13                       0                       0
1.3        FIXED ASSETS                                    46,335                  49,614                  51,657
1.3.1      INVESTMENTS                                          0                       0                       0
1.3.1.1    IN AFFILIATES                                        0                       0                       0
1.3.1.2    IN SUBSIDIARIES                                      0                       0                       0
1.3.1.3    OTHER COMPANIES                                      0                       0                       0
1.3.2      PROPERTY, PLANT AND EQUIPMENT                   40,446                  42,694                  44,338
1.3.3      DEFERRED CHARGES                                 5,889                   6,920                   7,319


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ PRODUTOSS DE MADEIRA S.A.


----------------------------------------------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------


1 - CODE         2 - DESCRIPTION                        3 - DATE - 12/31/2003       4 - DATE - 12/31/2002    5 - DATE - 12/31/2001
2                TOTAL LIABILITIES                              66,386                      68,460                       68,771
2.1              CURRENT LIABILITIES                             2,192                       3,284                        5,786
2.1.1            LOANS AND FINANCING                               599                           0                        4,277
2.1.2            DEBENTURES                                          0                           0                            0
2.1.3            SUPPLIERS                                         932                       2,765                          876
2.1.4            TAXES                                              17                          26                           12
2.1.5            DIVIDENDS PAYABLE                                   0                           0                            0
2.1.6            PROVISIONS                                        472                         269                          411
2.1.6.1          VACATION AND 13rd  SALARY                         472                         269                          411
2.1.7            LOANS FROM RELATED PARTIES                          0                           4                           61
2.1.8            OTHERS                                            172                         220                          149
2.2              LONG-TERM LIABILITIES                               0                           0                       25,316
2.2.1            LOANS AND FINANCING                                 0                           0                       25,316
2.2.2            DEBENTURES                                          0                           0                            0
2.2.3            PROVISION                                           0                           0                            0
2.2.4            LOANS FROM RELATED PARTIES                          0                           0                            0
2.2.5            OTHERS                                              0                           0                            0
2.5              STOCKHOLDER'S EQUITY                           64,194                      65,176                       37,669
2.5.1            PAID-IN CAPITAL                               130,940                     124,450                       79,714
2.5.2            CAPITAL RESERVES                                    0                           0                            0
2.5.3            REVALUATION RESERVE                                 0                           0                            0
2.5.3.1          OWN ASSETS                                          0                           0                            0
2.5.3.2          SUBSIDIARIES / AFFILIATES                           0                           0                            0
2.5.4            REVENUE RESERVES                                    0                           0                            0
2.5.4.1          LEGAL                                               0                           0                            0
2.5.4.2          STATUTORY                                           0                           0                            0
2.5.4.3          FOR CONTINGENCIES                                   0                           0                            0
2.5.4.4          UNREALIZED INCOME                                   0                           0                            0
2.5.4.5          FOR INVESTMENTS                                     0                           0                            0
2.5.4.6          SPECIAL FOR NON-DISTRIBUTED DIVIDENDS               0                           0                            0
2.5.4.7          OTHER UNREALIZED INCOME                             0                           0                            0
2.5.5            RETAINED EARNINGS                             (66,746)                    (59,274)                     (42,045)


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ PRODUTOSS DE MADEIRA S.A.


----------------------------------------------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------
                                                               3 - FROM : 01/01/2003  4 - FROM : 01/01/2002   5 - FROM : 01/01/2001
1 - CODE      2 - DESCRIPTION                                      TO 12/31/2003          TO 12/31/2002           TO 12/31/2001
3.1           GROSS SALES AND SERVICES  REVENUE                       28,904                 22,655                  11,736
3.2           SALES TAXES AND OTHER DEDUCTIONS                       (2,260)                (2,004)                 (1,778)
3.3           NET SALES REVENUE                                       26,644                 20,651                   9,958
3.4           COST OF GOODS SOLD                                     30,662)               (27,651)                (19,728)
3.5           GROSS PROFIT                                           (4,018)                (7,000)                 (9,770)
3.6           OPERATING (EXPENSES) INCOME                            (3,454)               (10,229)                (10,066)
3.6.1         SELLING                                                (2,360)                (2,787)                 (2,532)
3.6.2         GENERAL AND ADMINISTRATIVE                             (1,678)                (1,875)                  (1,679
3.6.3         FINANCIAL                                                (657)                (3,280)                 (4,934)
()6.3.1       FINANCIAL INCOME                                         (506)                  1,056                     334
3.6.3.2       FINANCIAL EXPENSES                                       (151)                (4,336)                 (5,268)
3.6.4         OTHER OPERATING INCOME                                     165                     79                       2
3.6.5         OTHER OPERATING EXPENSES                                 1,076                (2,366)                   (923)
3.6.6         EQUITY IN THE RESULTS OF  SUBSIDIARIES                       0                      0                       0
3.7           OPERATING INCOME (LOSS)                                (7,472)               (17,229)                (19,836)
3.8           NON-OPERATING (EXPENSES)  INCOME                             0                      0                       0
3.8.1         INCOME                                                       0                      0                       0
3.8.2         EXPENSES                                                     0                      0                       0
3.9           INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT
               REMUNERATION                                              (7,472)            (17,229)               (19,836)
3.10          INCOME TAX AND SOCIAL CONTRIBUTION                           0                      0                       0
3.11          DEFERRED INCOME TAX ES                                       0                      0                       0
3.12          MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS          0                      0                       0
3.12.1        REMUNERATION                                                 0                      0                       0
3.12.2        APPROPRIATIONS                                               0                      0                       0
3.15          NET INCOME (LOSS) FOR THE PERIOD                          (7,472)             (17,229)               (19,836)

              CAPITAL STOCK-QUANTITY (THOUSANDS)                           131                   79                      79
              EARNINGS PER SHARE
              LOSS PER SHARE                                         (57,03817)             (218,08861)         (251,08861)


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

VERACEL CELULOSE S.A.

----------------------------------------------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                                   3 - DATE - 12/31/2003      4 - DATE - 12/31/2002
1             TOTAL ASSETS                                                557,446                     272,751
1.1           CURRENT ASSETS                                               77,286                      28,649
1.1.1         CASH AND CASH EQUIVALENTS                                    56,980                      12,329
1.1.2         CREDITS                                                      16,611                      11,524
1.1.3         INVENTORIES                                                   3,616                       4,760
1.1.4         OTHERS                                                           79                          36
1.2           LONG-TERM ASSETS                                              4,309                      12,981
1.2.1         CREDITS                                                       4,064                      12,916
1.2.1.1        DEFERRED TAXES                                               3,989                      12,870
1.2.1.2       TAXES                                                            75                          46
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                             0                           0
1.2.2.1       FROM AFFILIATES                                                   0                           0
1.2.2.2       FROM SUBSIDIARIES                                                 0                           0
1.2.2.3       OTHERS                                                            0                           0
1.2.3        OTHERS                                                           245                          65
1.2.3.1      ESCROW DEPOSITS                                                  245                          65
1.3          FIXED ASSETS                                                 475,851                     231,121
1.3.1        INVESTMENTS                                                        0                           0
1.3.1.1      IN AFFILIATES                                                      0                           0
1.3.1.2      IN SUBSIDIARIES                                                    0                           0
1.3.1.3      OTHER COMPANIES                                                    0                           0
1.3.2        PROPERTY, PLANT AND EQUIPMENT                                398,121                     158,529
1.3.3        DEFERRED CHARGES                                              77,730                      72,592


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

VERACEL CELULOSE S.A.

----------------------------------------------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------


1 - CODE         2 - DESCRIPTION                                        3 - DATE - 12/31/2003         4 - DATE - 12/31/2002
2                TOTAL LIABILITIES                                               557,446                     272,751
2.1              CURRENT LIABILITIES                                              47,621                      56,210
2.1.1            LOANS AND FINANCING                                              31,310                      47,486
2.1.2            DEBENTURES                                                            0                           0
2.1.3            SUPPLIERS                                                        10,724                       4,532
2.1.4            TAXES                                                             3,087                       3,080
2.1.5            DIVIDENDS PAYABLE                                                     0                           0
2.1.6            PROVISIONS                                                        2,500                       1,112
2.1.6.1          VACATION AND 13rd  SALARY                                         2,500                           0
2.1.7            LOANS FROM RELATED PARTIES                                            0                           0
2.1.8            OTHERS                                                                0                           0
2.2              LONG-TERM LIABILITIES                                            88,698                     119,821
2.2.1            LOANS AND FINANCING                                              88,698                     119,821
2.2.2            DEBENTURES                                                            0                           0
2.2.3            PROVISION                                                             0                           0
2.2.4            LOANS FROM RELATED PARTIES                                            0                           0
2.2.5            OTHERS                                                                0                           0
2.5              STOCKHOLDER'S EQUITY                                            421,127                      96,720
2.5.1            PAID-IN CAPITAL                                                 431,097                     123,107
2.5.2            CAPITAL RESERVES                                                      0                           0
2.5.3            REVALUATION RESERVE                                                   0                           0
2.5.3.1          OWN ASSETS                                                            0                           0
2.5.3.2          SUBSIDIARIES / AFFILIATES                                             0                           0
2.5.4            REVENUE RESERVES                                                      0                           0
2.5.4.1          LEGAL                                                                 0                           0
2.5.4.2          STATUTORY                                                             0                           0
2.5.4.3          FOR CONTINGENCIES                                                     0                           0
2.5.4.4          UNREALIZED INCOME                                                     0                           0
2.5.4.5          FOR INVESTMENTS                                                       0                           0
2.5.4.6          SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                 0                           0
2.5.4.7          OTHER UNREALIZED INCOME                                               0                           0
2.5.5            RETAINED EARNINGS                                               (9,970)                    (26,387)


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

VERACEL CELULOSE S.A.

----------------------------------------------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------
                                                            3 - FROM : 01/01/2003        4 - FROM : 01/01/2002
1 - CODE      2 - DESCRIPTION                                   TO 12/31/2003                TO 12/31/2002
3.1           GROSS SALES AND SERVICES  REVENUE                    116,990                     65,496
3.2           SALES TAXES AND OTHER DEDUCTIONS                    (19,135)                   (10,942)
3.3           NET SALES REVENUE                                     97,855                     54,554
3.4           COST OF GOODS SOLD                                  (25,228)                   (16,476)
3.5           GROSS PROFIT                                          72,627                     38,078
3.6           OPERATING (EXPENSES) INCOME                         (43,225)                   (77,627)
3.6.1         SELLING                                             (38,057)                   (13,412)
3.6.2         GENERAL AND ADMINISTRATIVE                          (13,260)                    (6,578)
3.6.3         FINANCIAL                                             14,986                   (51,778)
()6.3.1       FINANCIAL INCOME                                       7,406                      2,718
3.6.3.2       FINANCIAL EXPENSES                                     7,580                   (54,496)
3.6.4         OTHER OPERATING INCOME                                   525                      2,124
3.6.5         OTHER OPERATING EXPENSES                             (7,419)                    (7,983)
3.6.6         EQUITY IN THE RESULTS OF  SUBSIDIARIES                     0                          0
3.7           OPERATING INCOME (LOSS)                               29,402                   (39,549)
3.8           NON-OPERATING (EXPENSES)  INCOME                         259                        292
3.8.1         INCOME                                                   259                        292
3.8.2         EXPENSES                                                   0                          0
3.9           INCOME(LOSS) BEFORE INCOME  TAXES AND
                MANAGEMENT REMUNERATION                             29,661                    (39,257)
3.10          INCOME TAX AND SOCIAL CONTRIBUTION                   (10,312)                    12,870
3.11          DEFERRED INCOME TAX ES                                     0                          0
3.12          MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS        0                          0
3.12.1        REMUNERATION                                               0                          0
3.12.2        APPROPRIATIONS                                             0                          0
3.15          NET INCOME (LOSS) FOR THE PERIOD                      19,349                    (26,387)

              CAPITAL STOCK-QUANTITY (THOUSANDS)               219,635,254                102,078,639
              EARNINGS PER SHARE                                   0,00009
              LOSS PER SHARE                                                                 (0,00026)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

RIOCELL S.A.

--------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$
--------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                            3 - DATE - 12/31/2003
1             TOTAL ASSETS                                       953,067
1.1           CURRENT ASSETS                                     178,430
1.1.1         CASH AND CASH EQUIVALENTS                            1,920
1.1.2         CREDITS                                            122,895
1.01.02..01   SUPPLIERS                                            8,153
1.01.02.02    ACCOUNTS RECEIVABLE FROM CUSTOMERS                  32,524
1.01.02.03    TAX  CREDITS                                        18,145
1.01.02.04    SUBSIDIARIES / AFFILIATES                           64,073
1.1.3         INVENTORIES                                         52,199
1.1.4         OTHERS                                               1,416
1.2           LONG-TERM ASSETS                                     9,379
1.2.1         CREDITS                                              8,550
1.2.1.1       TAXES                                                8,550
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                    0
1.2.2.1       FROM AFFILIATES                                          0
1.2.2.2       FROM SUBSIDIARIES                                        0
1.2.2.3       OTHERS                                                   0
1.2.3         OTHERS                                                 829
1.2.3.1       ESCROW DEPOSITS                                        829
1.3           FIXED ASSETS                                       765,258
1.3.1         INVESTMENTS                                         77,812
1.3.1.1       IN AFFILIATES                                            0
1.3.1.2       IN SUBSIDIARIES                                          0
1.3.1.3       OTHER COMPANIES                                     77,812
1.3.2         PROPERTY, PLANT AND EQUIPMENT                      687,446
1.3.3         DEFERRED CHARGES                                         0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

RIOCELL S.A.

--------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
--------------------------------------------------------------------------------


1 - CODE         2 - DESCRIPTION                           3 - DATE - 12/31/2003
2                TOTAL LIABILITIES                                  953,067
2.1              CURRENT LIABILITIES                                 74,732
2.1.1            LOANS AND FINANCING                                      0
2.1.2            DEBENTURES                                               0
2.1.3            SUPPLIERS                                           25,525
2.1.4            TAXES                                               37,910
2.1.5            DIVIDENDS PAYABLE                                        0
2.1.6            PROVISIONS                                               0
2.1.7            LOANS FROM RELATED PARTIES                           3,706
2.1.7.1          SUBSIDIARY ADVANCE                                   3,706
2.1.8            OTHERS                                               7,591
2.2              LONG-TERM LIABILITIES                               20,100
2.2.1            LOANS AND FINANCING                                      0
2.2.2            DEBENTURES                                               0
2.2.3            PROVISION                                           20,100
2.2.3.1          CONTIGENCY AND LITIGATION                           20,100
2.2.4            LOANS FROM RELATED PARTIES                               0
2.2.5            OTHERS                                                   0
2.5              STOCKHOLDER'S EQUITY                               858,235
2.5.1            PAID-IN CAPITAL                                    269,861
2.5.2            CAPITAL RESERVES                                01,650,728
2.5.3            REVALUATION RESERVE                                      0
2.5.3.1          OWN ASSETS                                               0
2.5.3.2          SUBSIDIARIES / AFFILIATES                                0
2.5.4            REVENUE RESERVES                               (1,062,354)
2.5.4.1          LEGAL                                               63,744
2.5.4.2          STATUTORY                                                0
2.5.4.3          FOR CONTINGENCIES                                        0
2.5.4.4          UNREALIZED INCOME                                        0
2.5.4.5          FOR INVESTMENTS                                          0
2.5.4.6          SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                    0
2.5.4.7          OTHER UNREALIZED INCOME                        (1,126,098)
2.5.4.7.1        TREASURY STOCK                                 (1,126,098)
2.5.5            RETAINED EARNINGS                                        0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

RIOCELL S.A.

-------------------------------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------
                                                                                3 - FROM : 01/01/2003
1 - CODE      2 - DESCRIPTION                                                        TO 12/31/2003
3.1           GROSS SALES AND SERVICES  REVENUE                                           355,578
3.2           SALES TAXES AND OTHER DEDUCTIONS                                           (14,759)
3.3           NET SALES REVENUE                                                           320,819
3.4           COST OF GOODS SOLD                                                        (191,688)
3.5           GROSS PROFIT                                                                129,131
3.6           OPERATING (EXPENSES) INCOME                                                (29,863)
3.6.1         SELLING                                                                     (8,303)
3.6.2         GENERAL AND ADMINISTRATIVE                                                  (4,620)
3.6.3         FINANCIAL                                                                  (31,970)
3.6.3.1       FINANCIAL INCOME                                                              2,655
3.6.3.2       FINANCIAL EXPENSES                                                         (34,625)
3.6.4         OTHER OPERATING INCOME                                                       43,798
3.6.5         OTHER OPERATING EXPENSES                                                   (50,804)
3.6.6         EQUITY IN THE RESULTS OF  SUBSIDIARIES                                       22,036
3.7           OPERATING INCOME (LOSS)                                                      99,268
3.8           NON-OPERATING (EXPENSES)  INCOME                                            (1,589)
3.8.1         INCOME                                                                          110
3.8.2         EXPENSES                                                                    (1,699)
3.9           INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                97,679
3.10          INCOME TAX AND SOCIAL CONTRIBUTION                                         (33,773)
3.11          DEFERRED INCOME TAX ES                                                            0
3.12          MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                               0
3.12.1        REMUNERATION                                                                      0
3.12.2        APPROPRIATIONS                                                                    0
3.15          NET INCOME (LOSS) FOR THE PERIOD                                             63,906

              CAPITAL STOCK-QUANTITY (THOUSANDS)                                          161,861
              EARNINGS PER SHARE                                                          0,39482
              LOSS PER SHARE                                                                    -


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
20.00 - INFORMATION ON CORPORATE GOVERNANCE
-------------------------------------------------------------------------------

   Aracruz acts in a responsible manner and complies fully with the Brazilian Corporate Law, with the requirements of foreign legislation applicable to companies whose shares are listed on stock exchanges in the United States and Spain, and with the rules of the Sao Paulo (Bovespa), New York (NYSE) and Latibex (Madrid) stock exchanges.

   The company's Corporate Governance model follows the guidelines established by the Board of Directors and also respects the company's by-laws. The principles that direct this model are transparency; the clear definition of functions; management independence; equitable treatment of all shareholders and accountability.

   The Board of Directors is made up of ten members and an equal number of alternates, all elected to three-year terms of office by the shareholders at a General Meeting. They do not hold executive positions. The Board of Directors meets a minimum of four times per year and, among others duties, is responsible for the following:

       o Establishing general guidance for the company's operations and determining related financial and economic policies

       o Supervising the operation and management of the company, deciding significant matters concerning strategy, investments, organization, and finance

       o      Electing the Chairman and the Vice-Chairman from among its members

       o Appointing the Board of Officers and the Chief Executive Officer (the "CEO")

       o      Approving the organizational structure of the company

       o Guiding and advising the Board of Officers in all matters of interest to the Company

       o Appointing internal committees with the role of analyzing and presenting to the Board of Directors recommendations on specific matters. Currently there are six committees:

              - Strategic Committee
              - Sustainability Committee
              - Audit Committee
              - Finance Committee
              - Tax Planning Committee
              - Compensation Committee


   The Aracruz Fiscal Committee is composed of three members and an equal number of alternates elected by a General Shareholders Meeting, of which one of its members and respective alternate are separately elected by holders of preferred shares.

   The Board of Officers is composed of four members, including the company's Chief Executive Officer, and is responsible for the study and development of strategic alternatives, subject to final approval by the Board of Directors, and for conduct of all operational matters. The Board of Officers meets twice a month or whenever needed.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61

-------------------------------------------------------------------------------
20.00 - INFORMATION ON CORPORATE GOVERNANCE
-------------------------------------------------------------------------------

   The statutory Board of Officers is supported by three Associate Officers, a managerial group and an Executive Management Group, presently composed of 15 Interface Managers appointed by and reporting to the Board of Officers. The Associate Officers and the Interface Managers are in charge of the day-to-day running of the company, comprising the following activities:

       Associate Officers
       o      Engineering

       o      Legal Matters

       o      Corporate Relations and Environmental Affairs


       Interface Managers
       o      Industrial Operations

       o      Forestry Operations

       o      Pulp Marketing, Sales and Logistics Coordination

       o      Pulp Sales - USA and Asia

       o      Pulp Sales - Europe

       o      Wood Products Operations

       o      Port Operations

       o      Treasury

       o      Controllership

       o      Investor Relations

       o      Information Technology

       o      Corporate Planning

       o      Research & Development

       o      Human Resources

       o      Purchasing & Materials Warehousing


   Aracruz has policies regarding the environment, health and safety, political contributions, antitrust practices and supplier relationships, as well as rules about managers, controlling shareholders, members of the Fiscal Council and others who have access to privileged information trading the company's shares, in full compliance with the conditions of CVM Instruction n(0) 358/02.

   Aracruz's voluntarily adopted corporate governance practices have ensured classification of the company in Bovespa Level 1 since April 2002. Notable among the practices adopted by Aracruz is the maintenance in circulation of 45% of the shares it has issued; the commitment to hold public offers for the placement of shares through mechanisms that favor a dispersion of capital; the consistent improvement in information provided each quarter, which is consolidated and submitted to special review; the wide ranging disclosure of operations involving company shares by controlling shareholders or managers of the company, as well as shareholder agreements and eventual stock option programs and, finally, the disclosure of an annual calendar of corporate events.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
   GROUP       BLANK    DESCRIPTION                                                                                     PAGE
-----------------------------------------------------------------------------------------------------------------------------------
     01          01     IDENTIFICATION                                                                                   01
     01          02     HEAD OFFICE                                                                                      01
     01          03     SHAREHOLDERS DEPARTMENT                                                                          01
     01          04     DIRECTOR OF MARKET RELATIONS                                                                     01
     01          05     REFERENCE / AUDITOR                                                                              01
     01          06     GENERAL INFORMATION                                                                              02
     01          07     STOCK CONTROL / SECURITIES ISSUED                                                                02
     01          08     PUBLICATION OF INFORMATIVE DOCUMENTS                                                             02
     01          09     NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION                                            02
     01          10     DIRECTOR OF MARKET RELATIONS                                                                     02
   02.01         01     BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY                                             03
   02.01         02     CURRENT COMPOSITION OF THE FISCAL COUNCIL                                                        04
     02          02     PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, fiscal council      05 / 08
                        AND OFFICER
     03          01     EVENTS RELANTED TO DISTRIBUTION OF CAPITAL                                                       09
     03          02     STOCKHOLDER STRUCTURE                                                                            09
     03          03     DISTRIBUTION OF REGISTERED CAPITAL OF THE CONTROLLING COMPANIES DOWN TO THE INDIVIDUAL LEVEL  10 / 25
     04          01     BREAKDOWN OF THE PAID IN CAPITAL                                                                 26
     04          02     CHANGE IN THE PAID IN CAPITAL IN THE LAST THREE YEARS                                            26
     04          04     AUTHORIZED CAPITAL                                                                               26
     05          01     TREASUARY STOCK                                                                                  27
     06          01     DIVIDENDS / INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS                                     28
     06          03     STATUTORY DISPOSITIONS RELATED TO CHANGES IN CAPITAL                                             29
     06          04     STATUTORY CHANGE                                                                                 29
     07          01     COMPENSATION AND CONTRIBUTIONS OF OFFICERS                                                       30
     07          02     PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS                                         30
     07          03     PARTICIPATIONS IN THE SUBSIDIARIES                                                               31
     08          01     CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES                                           31
     09          01     HISTORICAL OVERVIEW OF THE COMPANY                                                               32
     09          02     MARKET OVERVIEW                                                                                  33
     10          01     PRODUCTS AND SERVICES OFFERED                                                                    33
     10          02     RAW MATERIALS AND SUPPLIERS                                                                      34
     10          03     MAIN CUSTOMERS BY PRODUCTS                                                                       34
     11          01     PRODUCTION PROCESS                                                                             35/ 37
     11          02     COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT                                      38
     11          03     MAIN PULP PRODUCTERS                                                                             39
     13          01     MAIN PROPERTIES                                                                               40 / 42
     14          03     OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY                  43 / 44
     14          05     CAPITAL EXPENDITURES Projects                                                                    45
     15          01     ENVIRONMENTAL  MATTERS                                                                        46 / 47
     16          01     Lawsuits with high value to 5% of the equity or of the net profit                                48
     17          01     TRANSACTIONS WITH RELATED PARTIES                                                                49
     18          01     BYLAWS                                                                                        50 / 61
     19          00     ARACRUZ TRADING S.A.
     19        06.01    BALANCE SHEET - ASSET                                                                            62
     19        06.02    BALANCE SHEET - LIABILITY                                                                        63
     19          07     STATEMENT OF OPERATIONS                                                                          64


                                       86

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2003

01.01 -  IDENTIFICATION

1 - CVM CODE                2  - NAME OF THE COMPANY    3 - TAXPAYER NO.
00043-4                     Aracruz Celulose S.A.       42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

     19          00     ARACRUZ CELULOSE (USA), INC.
     19        06.01    BALANCE SHEET - ASSET                                                                            65
     19        06.02    BALANCE SHEET - LIABILITY                                                                        66
     19          07     STATEMENT OF OPERATIONS                                                                          67
                        MUCURI AGROFLORESTAL S.A.
     19        06.01    BALANCE SHEET - ASSET                                                                            68
     19        06.02    BALANCE SHEET - LIABILITY                                                                        69
                        PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO
     19        06.01    BALANCE SHEET - ASSET                                                                            70
     19        06.02    BALANCE SHEET - LIABILITY                                                                        71
     19          07     STATEMENT OF OPERATIONS                                                                          72
                        ARACRUZ PRODUTOS DE  MADEIRA S.A.
     19        06.01    BALANCE SHEET - ASSET                                                                            73
     19        06.02    BALANCE SHEET - LIABILITY                                                                        74
     19          07     STATEMENT OF OPERATIONS                                                                          75
                        VERACEL CELULOSE S.A.
     19        06.01    BALANCE SHEET - ASSET                                                                            76
     19        06.02    BALANCE SHEET - LIABILITY                                                                        77
     19          07     STATEMENT OF OPERATIONS                                                                          78
                        RIOCELL S.A.
     19        06.01    BALANCE SHEET - ASSET                                                                            79
     19        06.02    BALANCE SHEET - LIABILITY                                                                        80
     19          07     STATEMENT OF OPERATIONS                                                                          81
     20          00     INFORMATION ON CORPORATE GOVERNANCE                                                           82 / 83



                                       87